(a)(1)(A)

Offer to Purchase for Cash

by

Herbalife Ltd.

of

Common Shares

of

Herbalife Ltd.

for

an Aggregate Cash Purchase Price of Up to $600 Million

at

a Cash Purchase Price Not Greater Than $108.00 nor Less Than $98.00 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, MAY 16, 2018 UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION TIME”).

This offer is being made by Herbalife Ltd., a Cayman Islands exempted company incorporated with limited liability (the “Company,” “we,” or “us”). We are offering to purchase common shares, par value $0.001 per share in the capital, of the Company (the “common shares” or “shares”) for an aggregate cash purchase price of up to $600 million and at a per share price not greater than $108.00 nor less than $98.00, net to the seller in cash, less any applicable tax withholding and without interest, and as adjusted for any stock split, upon the terms and subject to the conditions described in this Offer to Purchase (which may be amended and supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”) (which together, as they may be amended and supplemented from time to time, constitute the “Offer”).

Upon the terms and subject to the conditions of the Offer, the Company will purchase common shares properly tendered and not properly withdrawn for an aggregate Cash Purchase Price (as such term is defined below) of up to $600 million, constituting approximately 6.9% of the total number of outstanding common shares as of the close of trading on April 16, 2018 (assuming the Company acquires common shares pursuant to this Offer at the lowest possible Cash Purchase Price of $98.00 per share, as adjusted for any stock split). Unless the context otherwise requires, all references to “shares” shall refer to the common shares and all references to “shares properly tendered” shall refer to “shares properly tendered and not properly withdrawn in the Offer.”

Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Time, we will determine a single per share price, which will be not greater than $108.00 nor less than $98.00 per share, net to the seller in cash (the “Cash Purchase Price”), less any applicable tax withholding and without interest, and as adjusted for any stock split, that we will pay for those shares properly tendered for an aggregate Cash Purchase Price of up to $600 million. The Cash Purchase Price will be the lowest price per share not greater than $108.00 nor less than $98.00 per share (in multiples of $0.25), as adjusted for any stock split. at which shares have been properly tendered in the Offer that will enable us to purchase the maximum number of shares for an aggregate Cash Purchase Price of up to $600 million. If fewer than such number of shares as would enable us to purchase shares pursuant to the Offer for an aggregate Cash Purchase Price of up to $600 million are properly tendered, we will select the lowest price that will allow us to purchase all the shares that are properly tendered. We reserve the right, in our sole discretion, to change the per share purchase price range and to increase or decrease the value of shares sought in the Offer, subject to applicable law. In accordance with the rules of the Securities and Exchange Commission (the “SEC”), we may increase the number of shares accepted for payment in the Offer by no more than 2% of the outstanding shares without extending the Offer. See Section 1.

All shares we purchase in the Offer will be purchased at the same Cash Purchase Price, regardless of whether the shareholder tendered, or was deemed to have tendered, at a lower cash price. We will not purchase any shares from shareholders that do not properly tender any of their common shares pursuant to the Offer prior to the Expiration Time. If our purchase of all shares properly tendered at or below the Cash Purchase Price and not properly withdrawn in the Offer would result in an aggregate Cash Purchase Price of more than $600 million, we will purchase all shares properly tendered at or below the Cash Purchase Price on a pro rata basis, except for “odd lots” (lots held by owners of less than 100 shares at the Expiration Time), which we will purchase on a priority basis, and except for each conditional tender whose condition was not met, which we will not purchase. Tendering shareholders will receive a cash payment only if their tendered shares are purchased. Shares properly tendered but not purchased pursuant to the Offer will be returned to the tendering shareholders at our expense promptly after the Offer expires. See Section 3.

The number of common shares subject to the Offer and the price per share relate to the common shares as outstanding on the date of the Offer. The Expiration Time is currently scheduled two days after the stock split distribution date (May 14, 2018), when the Company expects to effect a two-for-one stock split as described in the Company’s 2018 proxy statement. Following the stock split, the Cash Purchase Price will be adjusted ratably to account for the increased number of common shares outstanding on a post-split basis. See Section 8.

The Offer is not conditioned upon the receipt of financing. The Offer is, however, subject to certain other conditions. See Section 7.

As of April 16, 2018, there were 88,202,525 common shares outstanding. The shares are quoted on the New York Stock Exchange (the “NYSE”) under the symbol “HLF.” On April 17, 2018, the last full trading day before we commenced the Offer, the reported closing price of the shares on the NYSE was $103.02 per share, which is greater than the low end of the price range for the Cash Purchase Price of $98.00 per share. Shareholders are urged to obtain current market quotations for the shares. See Section 8.

The Board of Directors of the Company (the “Board”) has unanimously approved the Offer pursuant to the recommendation of a committee of the Board, which is comprised solely of individuals, each of whom the Board has determined to be an independent director under Section 303A.02 of the NYSE Listed Company Manual (the “Committee”). However, none of the Board, the Committee, the Company, Computershare Trust Company, N.A., the depositary and paying agent for the Offer (the “Depositary and Paying Agent”), or Georgeson LLC, the information agent for the Offer (the “Information Agent”), is making any recommendation to you as to whether to tender or refrain from tendering your shares or as to the purchase price or purchase prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. In doing so, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Offer. None of the directors or executive officers of the Company intend to tender any of their shares in the Offer. See Sections 2 and 11.

Questions and requests for assistance may be directed to Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase or the related Letter of Transmittal may be directed to the Information Agent.

Neither the SEC nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this Offer to Purchase. Any representation to the contrary is a criminal offense.

April 18, 2018

IMPORTANT

If you desire to tender all or any portion of your shares, you should either:

(1) (a) if you hold certificates in your own name, complete and sign the Letter of Transmittal in accordance with the instructions to the Letter of Transmittal, have your signature on the Letter of Transmittal guaranteed if Instruction 1 to the Letter of Transmittal so requires, and mail or deliver the Letter of Transmittal, together with any other required documents, including the share certificates, to the Depositary and Paying Agent, at one of its addresses shown on the Letter of Transmittal, or

(b) if you are an institution participating in The Depository Trust Company, tender the shares in accordance with the procedure for book-entry transfer set forth in Section 3; or

(2) if you have shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact the nominee if you desire to tender those shares and request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you.

To properly tender shares, you must validly complete the Letter of Transmittal, including the section relating to the price at which you are tendering shares.

If you wish to maximize the chance that your shares will be purchased at the Cash Purchase Price, you should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Cash Price Determined Under the Offer.” If you agree to accept the Cash Purchase Price determined in the Offer, your shares will be deemed to be tendered at the minimum price of $98.00 per share. Checking the box captioned “Shares Tendered at Cash Price Determined Under the Offer” will increase the possibility that the Cash Purchase Price will be set at $98.00 per share.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase or the related Letter of Transmittal may be directed to the Information Agent.

This Offer to Purchase and accompanying Letter of Transmittal do not constitute an offer to purchase securities in any state in which such offer is not permitted or would not be permitted pursuant to the laws of such state(s). If we become aware of any state where the making of the Offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law where practicable. If, after such good faith effort, we cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such state(s).

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares or as to the purchase price or purchase prices at which you may choose to tender your shares in the Offer. You should rely only on the information contained in this Offer to Purchase or to which we have referred you in this Offer to Purchase. We have not authorized anyone to provide you with information or to make any representation in connection with the Offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If anyone makes any recommendation or gives any information or representation, you must not rely upon that recommendation, information or representation as having been authorized by us, the Depositary and Paying Agent or the Information Agent.

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. This summary term sheet highlights certain material information in this Offer to Purchase, but you should realize that it does not describe all of the details of the Offer to the same extent described in this Offer to Purchase. We urge you to read the entire Offer to Purchase and the related Letter of Transmittal because they contain the full details of the Offer. We have included references to the sections of this Offer to Purchase where you will find a more complete discussion where helpful.

Who is offering to purchase my shares?

This Offer is being made by Herbalife Ltd., a Cayman Islands exempted company incorporated with limited liability (the “Company”).

What is the Company offering to purchase?

We are offering to purchase common shares, par value $0.001 per share, of the Company (the “common shares”) for an aggregate Cash Purchase Price of up to $600 million. See Section 1. Under the terms of the Offer, the Company, subject to the satisfaction or waiver of the terms and conditions of the Offer, will purchase common shares that were properly tendered (and not properly withdrawn) pursuant to this Offer for an aggregate Cash Purchase Price of up to $600 million.

Why is the Company conducting a second tender offer?

The Company believes that the repurchase of shares pursuant to the tender offer is consistent with its long-term goal of maximizing shareholder value. The Board evaluated the Company’s operations, financial condition, capital needs, regulatory requirements, strategy and expectations for the future and believes that the tender offer is a prudent use of the Company’s financial resources and determined that a tender offer is an appropriate mechanism to return capital to shareholders that seek liquidity under current market conditions and allowing shareholders who do not participate in the tender offer to share in a higher portion of the Company’s future potential.

What will the purchase price for the shares be and what will be the form of payment?

We are conducting the Offer through a procedure commonly called a “modified Dutch Auction.” This procedure allows you to select the cash purchase price (in multiples of $0.25) within a price range specified by us at which you are willing to sell your shares. The price range for the Offer is $98.00 to $108.00 per share. Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Time, we will determine a single per share price, which will be not greater than $108.00 nor less than $98.00 per share, net to the seller in cash (the “Cash Purchase Price”), less any applicable tax withholding and without interest, and as adjusted for any stock split, that we will pay for shares properly tendered, for an aggregate Cash Purchase Price of up to $600 million.

The Cash Purchase Price will be the lowest price per share not greater than $108.00 nor less than $98.00 per share (in multiples of $0.25), as adjusted for any stock split, at which shares have been properly tendered in the Offer that will enable us to purchase the maximum number of shares for an aggregate Cash Purchase Price of up to $600 million. If fewer than such number of shares as would enable us to purchase shares pursuant to the Offer for an aggregate Cash Purchase Price of up to $600 million are properly tendered, we will select the lowest price that will allow us to buy all the shares that are properly tendered. All shares we purchase will be purchased at the same Cash Purchase Price, even if you have tendered at a lower cash price (or are deemed to have tendered at a lower cash price), but we will not purchase any shares tendered above the Cash Purchase Price. The Company will make a cash payment to tendering shareholders only if we have purchased their tendered shares. We will not purchase any shares from shareholders that do not properly tender any of their common shares pursuant to the Offer prior to the Expiration Time.

If you wish to maximize the chance that your shares will be purchased, you should check the box of the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined under the Offer” indicating that you will accept the Cash Purchase Price. If you agree to accept the Cash Purchase Price determined in the Offer, your shares will be deemed to be tendered at the minimum price of $98.00 per share. Checking the box captioned “Shares Tendered at Cash Price Determined Under the Offer” will increase the possibility that the Cash Purchase Price will be set at $98.00 per share.

If your shares are purchased in the Offer, for each such share, we will pay you the Cash Purchase Price in cash, less any applicable tax withholding and without interest, and as adjusted for any stock split, promptly after the Offer expires. See Sections 1 and 5. Under no circumstances will we pay interest on the Cash Purchase Price, even if there is a delay in making payment.

The number of common shares subject to the Offer and the price per share relate to the common shares as outstanding on the date of the Offer. The Expiration Time is currently scheduled two days after the stock split distribution date (May 14, 2018), when the Company expects to effect a two-for-one stock split as described in the Company’s 2018 proxy statement. Following the stock split, the Cash Purchase Price will be adjusted ratably to reflect the increased number of common shares outstanding on a post-split basis. See Section 8.

What is the recent market price of my shares?

On April 17, 2018, the last full trading day before we commenced the Offer, the reported closing price of the shares quoted on NYSE was $103.02 per share, which is greater than the low end of the price range for the Offer of $98.00 per share. You are urged to obtain current market quotations for the shares before deciding whether and at what purchase price or purchase prices to tender your shares. See Section 8.

How many shares will the Company purchase in the Offer?

This Offer is being made by the Company. Upon the terms and subject to the conditions of the Offer, the Company will purchase common shares properly tendered and not properly withdrawn pursuant to the Offer for an aggregate Cash Purchase Price of up to $600 million. If fewer than such number of shares as would enable us to purchase shares pursuant to the Offer for an aggregate Cash Purchase Price of up to $600 million are properly tendered, we will purchase all shares that are properly tendered. If our purchase of all shares properly tendered at or below the Cash Purchase Price and not properly withdrawn in the Offer would result in an aggregate Cash Purchase Price of more than $600 million, we will purchase all shares properly tendered at or below the Cash Purchase Price on a pro rata basis, except for “odd lots” (lots held by owners of less than 100 shares at the Expiration Time), which we will purchase on a priority basis, and except for each conditional tender whose condition was not met, which we will not purchase (except as described in Section 6). The Offer is subject to certain conditions described below. See Section 7.

We expressly reserve the right, in our sole discretion, to change the per share purchase price range and to increase or decrease the value of shares sought in the Offer, subject to applicable law. In accordance with the rules of the SEC, we may increase the number of shares accepted for payment in the Offer by no more than 2% of the outstanding shares without extending the Offer. See Section 1.

How will the Company pay for the shares?

The maximum aggregate Cash Purchase Price the Company will pay to purchase common shares pursuant to the Offer is $600 million. The Company anticipates that it will pay for such shares tendered from the proceeds from the $1,300.0 million term loan under its $1,450.0 million senior secured credit facility entered into on February 15, 2017 (the “Credit Facility”), cash on hand, and/or drawings under its $150.0 million revolving credit facility.

Consummation of the Offer is not subject to any financing condition, but is subject to certain other conditions. See Section 7.

How long do I have to tender my shares?

You may tender your shares until the Offer expires. The Offer will expire on May 16, 2018, at 5:00 p.m., New York City time, unless we extend it. See Section 1. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely the nominee has established an earlier deadline for you to act to instruct the nominee to accept the Offer on your behalf. We urge you to contact the broker, dealer, commercial bank, trust company or other nominee to find out the nominee’s deadline.

Can the Offer be extended, amended or terminated?

We may choose to extend the Offer at any time and for any reason, subject to applicable laws. See Section 15. We cannot assure you that we will extend the Offer or indicate the length of any extension that we may provide. If we extend the Offer, we will delay the acceptance of any shares that have been tendered. We can amend the Offer in our sole discretion at any time prior to the Expiration Time. We can also terminate the Offer at any time prior to the Expiration Time if the conditions set forth in Section 7 are not met. See Sections 7 and 15.

How will I be notified if you extend the Offer or amend the terms of the Offer?

If we extend the Offer, we will issue a press release announcing the extension and the new Expiration Time by 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time. We will announce any amendment to the Offer by making a public announcement of the amendment. See Section 15.

What is the purpose of the Offer?

We believe that the repurchase of shares pursuant to the Offer is consistent with our long-term goal of maximizing shareholder value. On April 12, 2018, the Board unanimously approved this Offer pursuant to the recommendation of the Committee. In determining to proceed with the Offer, the Board evaluated the Company’s operations, financial condition, capital needs, regulatory requirements, strategy and expectations for the future and believes that the Offer is a prudent use of the Company’s financial resources. The Board determined that a tender offer is an appropriate mechanism to return capital to shareholders that seek liquidity under current market conditions and to allow shareholders that do not participate in the Offer to share in a higher portion of the Company’s future potential.

We believe that purchasing the shares in the Offer represents an attractive use of capital. We also believe that the “modified Dutch Auction” tender offer set forth in this Offer represents a mechanism to provide all of the shareholders of the Company with the opportunity to tender all or a portion of their shares and, thereby, receive a return of their investment if they so elect. The Offer provides such shareholders (particularly those who, because of the size of their shareholdings, might not be able to sell their shares without potential disruption to the share price) with an opportunity to obtain liquidity with respect to all or a portion of their shares without potential disruption to the share price or incurring broker’s fees or commissions and other transaction costs associated with open market sales. In addition, if we complete the Offer, shareholders that do not participate in the Offer will automatically increase their relative percentage ownership interest in the Company and its future operations at no additional cost to them. Following the completion or termination of the Offer, we may, from time to time, make additional repurchases of shares, either in the open market, through public or privately negotiated transactions, in additional tender offers, or otherwise, in accordance with applicable law.

Furthermore, odd lot holders who hold shares registered in their names and tender their shares directly to the Depositary and Paying Agent and whose shares are purchased pursuant to the Offer will avoid any applicable odd lot discounts that might be payable on sales of their shares. See Section 1.

Following the Offer, will the Company continue as a public company?

Yes. The completion of the Offer in accordance with its terms and conditions will not cause the Company to stop being quoted on the NYSE or to stop being subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The consummation of the Offer will decrease the Company’s “public float” (the number of shares owned by non-affiliate shareholders and available for trading in the securities markets), which may result in less liquidity and trading volume of the shares and could potentially result in an increase in price volatility. Shareholders may not be able to sell non-tendered shares in the future on NYSE or otherwise at a net price higher than the value of the Cash Purchase Price in the Offer. We can give no assurance as to the price at which a shareholder may be able to sell his or her shares in the future.

What are the significant conditions to the Offer?

Our obligations to accept and pay for your tendered shares depends upon a number of conditions that must be satisfied or waived by us prior to the Expiration Time, including, but not limited to:

•	The reported market price of the common shares at the close of trading on the Expiration Time shall not be greater than $113.40 (which amount is 5% greater than the highest Cash Purchase Price possible under the Offer) or less than $93.10 (which amount is 5% less than the lowest Cash Purchase Price possible under the Offer).

•	No legal action shall have been instituted, threatened, or been pending that challenges the Offer or seeks to impose limitations on our ability (or any affiliate of ours) to acquire or hold or to exercise full rights of ownership of the shares.

•	No material adverse change in the business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership of the Company shall have occurred.

•	No one shall have proposed, announced or made a tender or exchange offer (other than this Offer), merger, business combination or other similar transaction involving the Company or any subsidiary of the Company.

•	No one shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire the Company or any of its subsidiaries.

•	No commencement or escalation of war, armed hostilities, terrorism or other similar national or international calamity, directly or indirectly involving the United States, shall have occurred.

•	No general suspension of, or general limitation on prices for, or trading in, securities on any national securities exchange in the United States or in the over-the-counter market shall have occurred.

•	Any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offer has not been obtained on terms satisfactory to us in our reasonable discretion.

The Offer is subject to a number of other conditions described in greater detail in Section 7. Each of these conditions is for our sole benefit and may be asserted or waived by us, in whole or in part, at any time and from time to time in our discretion prior to the Expiration Time.

How do I tender my shares?

If you want to tender all or part of your shares, you must do one of the following before the Expiration Time:

•	If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact the nominee and request that the nominee tender your shares for you.

•	If you hold certificates in your own name, you must complete and sign a Letter of Transmittal according to its instructions, and deliver it, together with any required signature guarantees, the certificates for your shares and any other documents required by the Letter of Transmittal, to the Depositary and Paying Agent.

•	If you are an institution participating in the book-entry transfer facility (as defined herein), you must tender your shares according to the procedure for book-entry transfer described in Section 3.

You may contact the Information Agent for assistance. The contact information for the Information Agent appears on the back cover of this Offer to Purchase. See Section 3 and the Instructions to the Letter of Transmittal.

If you are a participant in the Company’s Employee Stock Purchase Plan (“ESPP”), you may tender shares that you have purchased through the ESPP. If you have purchased shares through the ESPP and hold such shares at Computershare Plan Managers, the administrator of our ESPP (the “Plan Admin”), contact the Plan Admin and request that the Plan Admin tender your shares. You must follow the procedures described in the separate instructions that you will receive and accept the Offer by 5:00 P.M., New York City Time, on Friday, May 11, 2018, unless the offer is extended. See Section 3.

Shareholders who hold shares through the Company’s ESPP should be aware that they have an earlier deadline for participation in the Offer. Accordingly, such shareholders should refer to the separate instructions that they have received or contact the Plan Admin as soon as possible for details with respect to the deadline such shareholder must take action in order to participate in the Offer. See Section 3.

What happens if the Company’s purchase of all shares tendered in the Offer would result in an aggregate Cash Purchase Price of more than $600 million?

If our purchase of all shares properly tendered at or below the Cash Purchase Price and not properly withdrawn prior to the Expiration Time in the Offer would result in an aggregate Cash Purchase Price of more than $600 million, we will purchase shares:

•	first, from all holders of “odd lots” of less than 100 shares at the Expiration Time who properly tender all of their shares at or below the Cash Purchase Price;

•	second, from all other shareholders that properly tender shares at or below the Cash Purchase Price, on a pro rata basis (except for shareholders that tendered shares conditionally for which the condition was not satisfied); and

•	third, only if necessary to permit us to purchase shares for an aggregate Cash Purchase Price of up to $600 million, from holders who have properly tendered shares at or below the Cash Purchase Price conditionally (for which the condition was not initially satisfied), by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have properly tendered all of their shares.

Because of the “odd lot” priority, proration and conditional tender provisions described above, we may not purchase all of the shares that you properly tender even if you tender them at or below the Cash Purchase Price. See Section 1.

If I own fewer than 100 shares at the Expiration Time and I tender all of my shares, will I be subject to proration?

If you own beneficially or of record fewer than 100 shares in the aggregate at the Expiration Time, you properly tender all of these shares at or below the Cash Purchase Price and you complete the section entitled “Odd Lots” in the Letter of Transmittal, we will purchase all of your shares without subjecting them to the proration procedure, unless the aggregate amount of “Odd Lot” tenders at or below the Cash Purchase Price exceeds an aggregate Cash Purchase Price of $600 million. See Section 1.

Once I have tendered shares in the Offer, can I withdraw my tender?

Yes. You may withdraw any shares you have tendered at any time before 5:00 p.m., New York City time, on May 16, 2018, unless we extend the Offer, in which case you can withdraw your shares until the expiration of the Offer as extended. If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares at any time after 12:00 midnight, New York City time, on June 14, 2018. See Section 4.

How do I properly withdraw shares I previously tendered?

To properly withdraw shares, you must deliver a written notice of withdrawal with the required information to the Depositary and Paying Agent while you still have the right to withdraw the shares. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of these shares. Some additional requirements apply if the share certificates to be withdrawn have been delivered to the Depositary and Paying Agent or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3. See Section 4. If you have tendered your shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the nominee to arrange for the withdrawal of your shares.

Do the terms of the Offer take into account the Company’s previously announced stock split?

Yes. All Offer terms, including the Cash Purchase Price, described herein are based on the pre-stock split number of common shares outstanding, as well as on the prevailing trading price for the common shares in the market before completion of the stock split. Following the stock split, the Cash Purchase Price will be adjusted ratably to account for the increased number of common shares outstanding on a post-split basis. See Section 8.

Do I need to be a record holder of common shares on the stock split record date in order to tender my common shares in the Offer?

No, all shareholders who own shares can tender their common shares regardless of whether they held common shares on the stock split record date (May 7, 2018) or the stock split distribution date (May 14, 2018). Eligibility to tender is not conditioned on being a shareholder of record on the stock split record date or stock split distribution date.

When are the common shares expected to split under the Company’s previously announced two-for-one stock split?

The previously announced record date for the proposed stock split is May 7, 2018. If the stock split is approved by shareholders at the Company’s Annual General Meeting of Shareholders on April 24, 2018, the Company expects to distribute the additional common shares in connection with the stock split on or about May 14, 2018, the stock split distribution date, and the common shares are expected to go ex-dividend the following day on May 15, 2018, the stock split ex-dividend date. The Offer is currently scheduled to expire after both the stock split distribution date and the stock split ex-dividend date. Following the stock split, the Cash Purchase Price will be adjusted ratably to account for the increased number of common shares outstanding on a post-split basis. See Section 8.

In light of the anticipated stock split, how should I complete the tender offer documentation if I want to tender common shares in the Offer?

Shareholders that wish to tender common shares in the Offer should complete the Letter of Transmittal (and any other documents used to tender common shares) specifying the number of common shares, and the cash purchase price(s) per share, that they are tendering on a pre-stock split basis. Following the stock split, the Cash Purchase Price will be adjusted ratably to account for the increased number of common shares outstanding on a post-split basis. See Section 8 and Instruction 5 of the Letter of Transmittal.

Has the Company or the Board adopted a position on the Offer?

The Board has unanimously approved the Offer. However, none of Board, the Company, the Depositary and Paying Agent or the Information Agent is making any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the purchase price or purchase prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the purchase price or purchase prices at which your shares should be tendered. In so doing, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Offer.

Do the directors or executive officers of the Company intend to tender their shares in the Offer?

None of the directors or executive officers of the Company intend to tender any of their shares in the Offer. See Section 11.

If I decide not to tender, how will the Offer affect my shares?

Shareholders that choose not to tender their shares will own a greater percentage interest in the outstanding common shares following the consummation of the Offer. See Section 2.

When will the Company pay for the shares I tender?

We will pay the Cash Purchase Price, net to the seller in cash, less any applicable tax withholding and without interest, and as adjusted for any stock split, for the shares we accept for purchase promptly after the Expiration Time. We do not expect, however, to announce the results of proration and begin paying for tendered shares until up to ten business days after the Expiration Time. See Section 5.

Will I have to pay brokerage commissions if I tender my shares?

If you are the record owner of your shares and you tender your shares directly to the Depositary and Paying Agent, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker, dealer, commercial bank, trust company or other nominee and the nominee tenders your shares on your behalf, the nominee may charge you a fee for doing so. You should consult with your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See Section 3.

What are the U.S. federal income tax consequences if I tender my shares?

Generally, if you are a U.S. Holder (as defined in Section 14), the receipt of the Cash Purchase Price for your shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. The specific U.S. federal income tax consequences of the transaction will depend in part on whether the transaction is treated as sale or exchange of shares or a distribution in respect of your shares for U.S. federal income tax purposes. You should consult your tax advisor regarding the tax consequences to you of participating in the Offer in light of your circumstances. See Sections 3 and 14 for a more detailed discussion of certain material U.S. federal income tax consequences of the Offer.

All shareholders should review the discussion in Sections 3 and 14 regarding tax issues and consult their tax advisor with respect to the tax consequences of a tender of shares in their particular circumstances.

Will I have to pay stock transfer tax if I tender my shares?

We will pay all stock transfer taxes unless payment is made to, or if shares not tendered or accepted for payment are to be registered in the name of, someone other than the registered holder, or tendered certificates are registered in the name of someone other than the person signing the Letter of Transmittal. See Section 5.

Does the Company intend to repurchase any shares other than pursuant to the Offer during or after the Offer?

Rule 13e-4(f) under the Exchange Act prohibits the Company and its affiliates from purchasing any shares, other than in the Offer, until at least 10 business days after the Expiration Time. Accordingly, any repurchases outside of the Offer may not be consummated until at least 10 business days after the Expiration Time. See Section 10.

None of the directors or executive officers of the Company intend to tender any of their shares in the Offer. See Section 11. In addition, the directors and executive officers of the Company and the Icahn Entities (as defined below) are prohibited from purchasing or otherwise acquiring any common shares until the expiration of ten business days after the date of termination of the Offer, as required by Rules 13e-4(f)(6) and 14e-5 under the Exchange Act.

Additionally, in connection with the Company’s prior tender offer in 2017 (the “Prior Offer”), the Company entered into an agreement with the Mr. Carl C. Icahn and all of his controlled affiliates holding shares (together, the “Icahn Entities”) on August 21, 2017, which is annexed to and filed with the corresponding Schedule TO as Exhibit (d)(1) (the “Icahn Letter Agreement”). Pursuant to the Icahn Letter Agreement, the Icahn Entities agreed, among other things, that until August 21, 2019 (two years following commencement of the Prior Offer), the Icahn Entities will not purchase or otherwise acquire common shares that would increase their aggregate beneficial ownership above 50% of the outstanding common shares unless they have agreed to acquire 100% of the outstanding common shares. Notwithstanding the foregoing, for the purposes of the Icahn Letter Agreement, the Icahn Entities will be deemed not to have increased their aggregate beneficial ownership above 50% of the outstanding common shares if the increase in their aggregate beneficial ownership percentage occurs as a result of a reduction in the outstanding common shares. Thus, any future repurchase of shares by the Company, either as part of the Offer, Herbalife’s current share repurchase program described below or otherwise, could have the potential effect of increasing the Icahn Entities’ beneficial ownership above 50% of the outstanding common shares without the Icahn Entities being required to acquire 100% of the outstanding common shares pursuant to the Icahn Letter Agreement.

How many shares has the Board authorized to be repurchased and how many shares have been repurchased thus far?

On February 21, 2017, our Board authorized a new three-year $1.5 billion share repurchase program that will expire on February 21, 2020, which replaced our prior share repurchase authorization that was set to expire on June 30, 2017. As of April 16, 2018, our current share repurchase program had approximately $713.3 million of remaining authorized capacity. This share repurchase program allows the Company, including an indirect, wholly-owned subsidiary to repurchase shares, at such times and prices as determined by the Company’s management as market conditions warrant and to the extent our distributable reserves are available under Cayman Islands law. The Credit Facility permits us to repurchase shares as long as no default or event of default exists and other conditions, such as specified consolidated leverage ratios, are met.

In October 2017, the Company completed the Prior Offer and subsequently paid cash to repurchase approximately 6.7 million of its common shares at an aggregate cost of approximately $457.8 million, or $68.00 per share. In addition, as of April 16, 2018, an indirect, wholly-owned subsidiary of the Company (“HBL Swiss”) has repurchased approximately 5.0 million common shares through open market purchases at an aggregate cost of approximately $328.9 million, or an average cost of approximately $65.62 per share. Although these shares are owned by HBL Swiss, they are reflected as treasury shares under U.S. GAAP and therefore reduce the number of common shares outstanding within our condensed consolidated financial statements and the weighted-average number of common shares outstanding used in calculating our earnings per share. The Company’s shares held by HBL Swiss, however, remain outstanding on the books and records of the Company’s transfer agent and therefore still carry voting and other share rights related to ownership of the Company’s common shares. Following the Prior Offer, on October 25, 2017, HBL Swiss filed a Schedule 13G disclosing its aggregate beneficial ownership and noting the common shares held by HBL Swiss will be voted in the same manner, and to the maximum extent possible, in the same proportion, as all other votes cast with respect to any matter properly submitted to a vote of the Company’s shareholders, so long as it is consistent with applicable laws.

The shares purchased by the Company in this Offer will be purchased as a part of the Company’s ongoing share repurchase program.

Is the Company offering any guaranteed delivery procedures in connection with the Offer?

No, the Company is not offering any guaranteed delivery procedures to shareholders seeking to tender common shares in the Offer.

To whom should I direct any questions?

If you have any questions regarding the Offer, please contact Information Agent for the Offer, at (877) 278-4774. Additional contact information for the Information Agent is set forth on the back cover of this Offer to Purchase.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This Offer to Purchase, including any documents incorporated by reference or deemed to be incorporated by reference, contains forward-looking statements. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws, including any projections of earnings, revenue or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new services or developments; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing. Forward-looking statements include, but are not limited to, statements regarding the expiration of the tender offer, the anticipated effects of the consummation of the Offer, the satisfaction of the tender conditions described in the Offer to Purchase, as well as the Company’s proposed two-for-one stock split, the timing for consummation of the stock split, including but limited to the record date, effectiveness date, ex-dividend date, and date The Depository Trust Company allocates split share entitlements to shareholder accounts, and our expectations, hopes or intentions regarding the future, including but not limited to statements regarding the Company’s operating or other strategic plans, including the Company’s competition, financing, revenues, or tax benefits; our beliefs regarding the sufficiency of the Company’s existing cash and credit sources, including the Company’s Credit Facility and cash flows from operating activities to meet our projected expenditures (including operating and maintenance capital expenditures) and costs associated with certain of the Company’s projects over the next twelve months; the Company’s required capital expenditures pursuant to agreements it is party to, and the Company’s anticipated capital expenditures, estimated asset and liability values; risk of counterparty nonperformance; the Company’s legal strategies and the potential effect of pending legal claims on the Company’s business and financial condition; and any financial or other information included herein based upon or otherwise incorporating judgments or estimates based upon future performance or events.

Forward-looking statements may include the words “may,” “will,” “estimate,” “intend,” “continue,” “believe,” “expect” or “anticipate” and any other similar words. Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and to inherent risks and uncertainties, such as those disclosed or incorporated by reference in our filings with the SEC. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Forward-looking statements represent our estimates and assumptions only as of the date of this Offer to Purchase. We expressly disclaim any duty to provide updates to forward-looking statements, and the estimates and assumptions associated with them, after the date of this Offer to Purchase, in order to reflect changes in circumstances or expectations or the occurrence of unanticipated events, except to the extent required by applicable securities laws. All forward-looking statements are qualified in their entirety by reference to the factors discussed above and under “Risk Factors” set forth in Part I Item 1A and elsewhere of the Company’s Annual Report on Form 10-K, filed with the SEC on February 22, 2018, as well as the risks and uncertainties discussed in the Company’s other filings with the SEC, including risks resulting from a decrease in the public float of the shares which may result in less liquidity and trading volume of the shares after the consummation of the Offer and could result in an increase in price volatility. We qualify all of our forward-looking statements by these cautionary statements. We caution you that these risks are not exhaustive. We operate in a continually changing business environment and new risks emerge from time to time.

INTRODUCTION

To the holders of common shares of the Company:

We invite the shareholders of the Company to tender their common shares of the Company. Upon the terms and subject to the conditions of this Offer to Purchase and the related Letter of Transmittal, the Company is offering to purchase common shares for an aggregate Cash Purchase Price of up to $600 million and at a per share price of not greater than $108.00 nor less than $98.00, net to the seller in cash, less applicable tax withholding and without interest, and as adjusted for any stock split. Upon the terms and subject to the conditions of the Offer, the Company will purchase common shares properly tendered and not properly withdrawn in the Offer for an aggregate Cash Purchase Price of up to $600 million.

The Offer will expire at 5:00 p.m., New York City time, on May 16, 2018, unless extended.

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Time we will determine a single per share price, which will be not greater than $108.00 nor less than $98.00 per share, net to the seller in cash (the “Cash Purchase Price”), less any applicable tax withholding and without interest, and as adjusted for any stock split, that we will pay for shares properly tendered, for an aggregate Cash Purchase Price of up to $600 million. The Cash Purchase Price will be the lowest price per share of not greater than $108.00 nor less than $98.00 per share (in multiples of $0.25), as adjusted for any stock split, at which shares have been properly tendered that will enable us to purchase the maximum number of shares for an aggregate Cash Purchase Price of up to $600 million. If fewer than such number of shares as would enable us to purchase shares pursuant to the Offer for an aggregate Cash Purchase Price of up to $600 million are properly tendered, we will select the lowest price that will allow us to buy all the shares that are properly tendered.

All shares we purchase in the Offer will be purchased at the same Cash Purchase Price regardless of whether the shareholder tendered, or is deemed to have tendered, at a lower cash price. We will not purchase any shares from shareholders that do not properly tender any of their common shares pursuant to the Offer prior to the Expiration Time.

If our purchase of all shares properly tendered at or below the Cash Purchase Price and not properly withdrawn in the Offer would result in an aggregate Cash Purchase Price of more than $600 million, we will purchase all shares properly tendered at or below the Cash Purchase Price on a pro rata basis, except for “odd lots” (lots held by owners of less than 100 shares at the Expiration Time), which we will purchase on a priority basis, and except for each conditional tender whose condition was not met, which we will not purchase. Tendering shareholders will receive a cash payment only if their tendered shares are purchased. Shares tendered but not purchased pursuant to the Offer will be returned to the tendering shareholders at our expense promptly following the Expiration Time. See Section 1.

Tendering shareholders whose shares are registered in their own names and who tender directly to the Depositary and Paying Agent will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 7 to the Letter of Transmittal, stock transfer taxes on the purchase of shares by us under the Offer. If you own your shares through a broker, dealer, commercial bank, trust company or other nominee and the nominee tenders your shares on your behalf, the nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

The number of common shares subject to the Offer and the price per share relate to the common shares as outstanding on the date of the Offer. The Expiration Time is currently scheduled two days after the stock split distribution date (May 14, 2018), when the Company expects to effect a two-for-one stock split as described in the Company’s 2018 proxy statement. Following the stock split, the Cash Purchase Price will be adjusted ratably to account for the increased number of common shares outstanding on a post-split basis. See Section 8.

Our obligation to accept, and pay for, shares properly tendered pursuant to the Offer is conditioned upon satisfaction or waiver of the conditions set forth in Section 7 of this Offer to Purchase.

Section 14 describes certain material United States federal income tax consequences to a U.S. Holder (as defined in Section 14) of an exchange of shares pursuant to the Offer.

We will pay the fees and expenses incurred in connection with the Offer by the Depositary and Paying Agent and the Information Agent for this Offer. See Section 17.

The Board has unanimously approved the Offer pursuant to the recommendation of the Committee. However, none of the Board, the Committee, the Company, the Depositary and Paying Agent, or the Information Agent is making any recommendation to you as to whether to tender or refrain from tendering your shares or as to the purchase price or purchase prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. In doing so, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Offer. See Section 2.

As of April 16, 2018, there were 88,202,525 common shares outstanding. The shares are quoted on the NYSE under the symbol “HLF.” On April 17, 2018, the last full trading day before we commenced the Offer, the closing price of the shares as quoted on NYSE was $103.02 per share, which is greater than the low end of the price range for the Offer of $98.00 per share. Shareholders are urged to obtain current market quotations for the shares before deciding whether and at what purchase price or purchase prices to tender their shares. See Section 8.

THE TENDER OFFER

1. Terms of the Offer

General. Upon the terms and subject to the conditions of this Offer, the Company is offering to purchase common shares for an aggregate Cash Purchase Price of up to $600 million and at a per share price of not greater than $108.00 nor less than $98.00, net to the seller in cash, less applicable tax withholding and without interest, and as adjusted for any stock split, upon the terms and subject to the conditions described in this Offer. Upon the terms and subject to the conditions of the Offer, the Company will purchase common shares properly tendered and not properly withdrawn for an aggregate Cash Purchase Price of $600 million.

The number of common shares subject to the Offer and the price per share relate to the common shares as outstanding on the date of the Offer. The Expiration Time is currently scheduled two days after the stock split distribution date (May 14, 2018), when the Company expects to effect a two-for-one stock split as described in the Company’s 2018 proxy statement. Following the stock split, the Cash Purchase Price will be adjusted ratably to account for the increased number of common shares outstanding on a post-split basis. See Section 8.

The term “Expiration Time” means 5:00 p.m., New York City time, on May 16, 2018. We may, in our sole discretion, choose to extend the period of time during which the Offer will remain open, subject to applicable laws. In the event of an extension of the Offer, the term “Expiration Time” shall refer to the latest time and date at which the Offer, as so extended by us, shall expire. See Section 15 for a description of our right to extend, delay, terminate or amend the Offer.

The proration period and, except as described herein, withdrawal rights, will expire at the Expiration Time.

The Offer is subject to certain conditions. See Section 7.

We are conducting the Offer through a procedure commonly called a “modified Dutch Auction.” This procedure allows shareholders to select the price (in multiples of $0.25) within a price range specified by us at which they are willing to sell their shares. The price range for the Offer is $98.00 to $108.00 per share. If you would like to tender your shares, you must specify the price or prices, not in excess of $108.00 nor less than $98.00 (in multiples of $0.25) per share, at which you are willing to sell your shares to us under the Offer. Alternatively, if you would like to tender your shares, you may choose not to specify a price and, instead, elect to tender your shares at the Cash Purchase Price (as defined herein) ultimately paid for shares properly tendered in the Offer. If you agree to accept the Cash Purchase Price, your shares will be deemed to be tendered at the minimum cash price of $98.00 per share. See Section 8 for recent market prices for the shares.

Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Time, we will determine a single per share price, which will be not greater than $108.00 nor less than $98.00 per share, net to the seller in cash (the “Cash Purchase Price”), less any applicable tax withholding and without interest, and as adjusted for any stock split, that we will pay for shares properly tendered, for an aggregate Cash Purchase Price of up to $600 million. Once the Cash Purchase Price has been determined, we intend to promptly disclose such price in a manner calculated to inform shareholders of this information, which will include a press release.

The Cash Purchase Price will be the lowest price per share of not greater than $108.00 nor less than $98.00 per share (in multiples of $0.25), as adjusted for any stock split, at which shares have been properly tendered in the Offer, that will enable us to purchase the maximum number of shares for an aggregate Cash Purchase Price of up to $600 million. If fewer than such number of shares as would enable us to purchase shares pursuant to the Offer for an aggregate Cash Purchase Price of up to $600 million are properly tendered, we will select the lowest price that will allow us to buy all the shares that are properly tendered.

As previously announced, the Board has approved, and is currently soliciting shareholder approval of a two-for-one stock split of the common shares. If the stock split is approved by the affirmative vote of a majority of common shares present or represented by proxy and entitled to vote on such stock split proposal on April 24, 2018 at the Company’s Annual General Meeting of Shareholders, then on May 7, 2018 (the “stock split record date”) each issued and outstanding common share, par value US $0.001 per share, would be subdivided into two common shares, par value US $0.0005 per share, and the Company’s currently authorized share capital of 1,000,000,000 common shares, par value US $0.001 per share, would be subdivided into 2,000,000,000 common shares, par value US $0.0005 per share (the “stock split”). Assuming the stock split is approved by shareholders on April 24, 2018, the Company expects to distribute the additional common shares in connection with the stock split on or about May 14, 2018 (the “stock split distribution date”) and expects the common shares will go ex-dividend the following day on May 15, 2018 (the “stock split ex-dividend date”).

The stock split distribution date is currently scheduled two days prior to the Expiration Time. All Offer terms, including the Cash Purchase Price, described herein are based on the pre-stock split number of common shares outstanding, as well as on the prevailing trading price for the common shares in the market before the completion of the stock split. Following the stock split, the Cash Purchase Price will be adjusted ratably to account for the increased number of common shares outstanding on a post-split basis. See Section 8.

Shareholders should complete the Letter of Transmittal (and any other documents used to tender common shares) specifying the number of common shares, and the cash purchase price(s) per share, they are tendering in the Offer on a pre-stock split basis.

If our purchase of all shares properly tendered at or below the Cash Purchase Price and not properly withdrawn in the Offer would result in an aggregate Cash Purchase Price of more than $600 million, we will purchase all shares properly tendered at or below the Cash Purchase Price on a pro rata basis, except for “odd lots” (lots held by owners of less than 100 shares at the Expiration Time), which we will purchase on a priority basis, and except for each conditional tender whose condition was not met, which we will not purchase. All shares we acquire in the Offer will be acquired at the same Cash Purchase Price regardless of whether you tendered your shares, or are deemed to have tendered your shares, at a lower cash price. We will not purchase any shares from shareholders that do not properly tender any of their common shares pursuant to the Offer prior to the Expiration Time. Tendering shareholders will receive a cash payment only if their tendered shares are purchased. Shares tendered but not purchased pursuant to the Offer will be returned to the tendering shareholders at our expense promptly after the Offer expires.

We expressly reserve the right, in our sole discretion, to change the per share purchase price range and to increase or decrease the value of shares sought in the Offer. We may increase the value of shares sought in the Offer to an amount greater than $600 million, subject to applicable law. In accordance with the rules of the SEC, we may increase the value of shares sought in the Offer and thereby increase the number of shares purchasable in the Offer by no more than 2% of the outstanding shares without amending or extending the Offer. However, if we purchase an additional number of shares in excess of 2% of the outstanding shares, we will amend and extend the Offer in compliance with applicable law. See Section 15.

You may specify one cash price for a specified portion of your shares and a different cash price for other specified shares, but you must submit a separate Letter of Transmittal for shares tendered at each cash price. See Instruction 5 to the Letter of Transmittal.

You may also specify the order in which we will purchase the specified portions of your shares in the event that, as a result of the proration provisions or otherwise, we purchase some but not all of the tendered shares pursuant to the Offer. In the event you do not designate the order in which we should purchase specified portions of your shares, and fewer than all shares are purchased due to proration, the Depositary and Paying Agent will select the order of shares purchased.

Priority of Purchases. Upon the terms and subject to the conditions of the Offer, if our purchase of all shares properly tendered at or below the Cash Purchase Price and not properly withdrawn prior to the Expiration Time in the Offer would result in an aggregate Cash Purchase Price of more than $600 million, we will purchase properly tendered shares on the basis set forth below:

•	First, upon the terms and subject to the conditions of the Offer, we will purchase all shares properly tendered and not properly withdrawn by any Odd Lot Holder (as defined herein) who:

•	properly tenders and does not properly withdraw all shares owned beneficially of record by the Odd Lot Holder at a price at or below the Cash Purchase Price (tenders of less than all of the shares owned by the Odd Lot Holder will not qualify for this preference); and

•	completes the section entitled “Odd Lots” in the Letter of Transmittal.

•	Second, subject to the conditional tender provisions described in Section 6, we will purchase all other shares properly tendered at prices at or below the Cash Purchase Price on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described below.

•	Third, if necessary to permit us to purchase shares for an aggregate Cash Purchase Price of up to $600 million, shares conditionally tendered (for which the condition was not initially satisfied) at or below the Cash Purchase Price, will, to the extent feasible, be selected for purchase by random lot. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have properly tendered all of their shares.

As a result of the foregoing priorities applicable to the purchase of shares tendered, it is possible that all of the shares that a shareholder properly tenders in the Offer may not be purchased even if they are tendered at prices at or below the Cash Purchase Price. In addition, if a tender is conditioned upon the purchase of a specified number of shares, it is possible that none of those shares will be purchased even though those shares were tendered at prices at or below the Cash Purchase Price.

Odd Lots. The term “odd lots” means all shares properly tendered prior to the Expiration Time at prices at or below the Cash Purchase Price by any person (an “Odd Lot Holder”) who owned beneficially or of record a total of fewer than 100 shares at the Expiration Time and so certified in the appropriate place on the Letter of Transmittal.

To qualify for this preference, an Odd Lot Holder must properly tender all shares owned by the Odd Lot Holder in accordance with the procedures described in Section 3. Odd Lots will be accepted for payment before any proration of the purchase of other tendered shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more shares, even if these holders have separate accounts or certificates representing fewer than 100 shares at the Expiration Time. By tendering in the Offer, an Odd Lot Holder who holds shares in its name and tenders its shares directly to the Depositary and Paying Agent would not only avoid the payment of brokerage commissions, but also would avoid any applicable odd lot discounts in a sale of the holder’s shares. Any Odd Lot Holder wishing to tender all of its shares pursuant to the Offer should complete the section entitled “Odd Lots” in the Letter of Transmittal. As described in Section 8, the Company has proposed and is currently soliciting shareholder approval of a two-for-one stock split of the common shares. If approved by shareholders, the stock split is expected to become effective before the Expiration Time. Accordingly, some holders of fewer than 100 shares (before the stock split) may own beneficially or of record an aggregate of 100 or more shares (following the stock split) and thus would not qualify for this preference.

Proration. If proration of properly tendered shares is required, we will determine the proration factor promptly following the Expiration Time. Subject to adjustment to avoid the purchase of fractional shares and subject to the provisions governing conditional tenders described in Section 6, proration for each shareholder tendering shares, other than Odd Lot Holders, will be based on the ratio of the number of shares properly tendered by the shareholder to the total number of shares properly tendered by all shareholders, other than Odd Lot Holders, at or below the Cash Purchase Price. Because of the difficulty in determining the number of shares properly tendered and not properly withdrawn, and because of the odd lot procedure described above and the conditional tender procedure described in Section 6, we expect that we will not be able to announce the final proration factor or commence payment for any shares purchased pursuant to the Offer until up to ten business days after the Expiration Time. The preliminary results of any proration will be announced by press release promptly after the Expiration Time. After the Expiration Time, shareholders may obtain preliminary proration information from the Information Agent and also may be able to obtain the information from their brokers.

As described in Section 14, the number of shares that we will purchase from a shareholder under the Offer may affect the U.S. federal income tax consequences to that shareholder and, therefore, may be relevant to a shareholder’s decision whether or not to tender shares and whether to condition any tender upon our purchase of a stated number of shares held by such shareholder.

This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on the Company’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

2. Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans

Purpose of the Tender Offer.

We believe that the repurchase of shares pursuant to the Offer is consistent with our long-term goal of maximizing shareholder value. On April 12, 2018, the Board unanimously approved this Offer pursuant to the recommendation of the Committee. In determining to proceed with the Offer, the Board evaluated the Company’s operations, financial condition, capital needs, regulatory requirements, strategy and expectations for the future and believes that the Offer is a prudent use of the Company’s financial resources. The Board determined that a tender offer is an appropriate mechanism to return capital to shareholders that seek liquidity under current market conditions and to allow shareholders that do not participate in the Offer to share in a higher portion of the Company’s future potential. The Board believes that the Offer provides a mechanism to give the Company’s shareholders the opportunity to tender all or a portion of their shares and, thereby, receive a return of capital if they so elect. In addition, shareholders that do not participate in the Offer will automatically increase their relative percentage interest in the Company and its future operations at no additional cost to them if the Offer is consummated. As a result, the Board believes that investing in the Company’s own shares at this time and in this manner is an attractive use of capital and an efficient means to provide value to the Company’s shareholders.

The shares to be purchased by the Company in this Offer will be purchased pursuant to the aggregate authorization of the Company’s share repurchase program authorized by the Board on February 21, 2017. The Offer will allow the Company to repurchase a large number of shares at one time. As of April 16, 2018, the Company held approximately 5.0 million of treasury shares for GAAP purposes as a result of the share repurchase program. The remaining authorized capacity under the Company’s $1.5 billion share repurchase program as of April 16, 2018 was approximately $713.3 million. The maximum aggregate Cash Purchase Price the Company would spend to purchase shares properly tendered in the Offer is $600 million. See Section 8.

If you properly tender all of your shares pursuant to the Offer, and your shares are purchased in the Offer by the Company, you will cease to have any interest in the Company and will not have the opportunity to participate in the future earnings or growth, if any, of the Company or bear the burden and risks of any decrease in value of the Company.

We believe that buying shares in the Offer represents an attractive use of capital. We also believe that the “modified Dutch Auction” tender offer set forth in this Offer to Purchase represents a mechanism to provide all of the shareholders of the Company with the opportunity to tender all or a portion of their shares and, thereby, receive a return of their investment if they so elect. The Offer provides such shareholders (particularly those who, because of the size of their shareholdings, might not be able to sell their shares without potential disruption to the share price) with an opportunity to obtain liquidity with respect to all or a portion of their shares, without potential disruption to the share price or incurring broker’s fees, commissions or other usual transaction costs associated with open market sales.

Furthermore, odd lot holders who hold shares registered in their names and tender their shares directly to the Depositary and Paying Agent and whose shares are purchased pursuant to the Offer will avoid any applicable odd lot discounts that might be payable on sales of their shares. See Section 1.

The Board has unanimously approved the Offer pursuant to the recommendation of the Committee. However, none of the Board, the Committee, the Company, the Depositary and Paying Agent or the Information Agent is making any recommendation to any shareholder as to whether to tender or refrain from tendering any shares or as to the purchase price or purchase prices at which shareholders may choose to tender their shares. We have not authorized any person to make any such recommendation. Shareholders should carefully evaluate all information in the Offer. Shareholders are also urged to consult with their tax advisors to determine the consequences to them of participating or not participating in the Offer, and should make their own decisions about whether to tender shares and, if so, how many shares to tender and the cash purchase price or cash purchase prices at which to tender. In doing so, shareholders should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal.

Certain Effects of the Offer. Shareholders that do not tender their shares pursuant to the Offer and shareholders that otherwise retain an equity interest in the Company as a result of a partial tender of shares or proration will continue to be owners of the Company. As a result, those shareholders will realize a proportionate increase in their relative equity interest in the Company and, thus, in the Company’s future earnings and assets, if any, and will bear the attendant risks associated with owning the Company’s equity securities. These risks include risks resulting from a decrease in the public float of the shares which may result in less liquidity and trading volume of the shares after the consummation of the Offer and could potentially result in an increase in price volatility. Shareholders may not be able to sell non-tendered shares in the future on the NYSE or otherwise at a net price higher than the Cash Purchase Price in the Offer. We can give no assurance as to the price at which a shareholder may be able to sell his, her, or its shares in the future.

Shares that the Company purchases pursuant to the Offer will be cancelled. There can be no assurance that the Company will issue additional shares or equity interests in the future. Please note that the foregoing description of the treatment of shares following their repurchase differs from the treatment of the shares repurchased and held by one of the Company’s indirect, wholly-owned subsidiaries, which shares have not been cancelled. See Section 8—Share Repurchases.

The Offer will reduce the Company’s public float and is likely to reduce the number of the Company’s shareholders. These reductions may result in lower share prices and less liquidity in the trading market for the Company’s common shares following completion of the Offer.

The anti-dilution adjustment provisions of the Company’s existing outstanding 2% convertible notes due 2019 and 2.625% convertible notes due 2024 may require an increase in the conversion rate applicable to the convertible notes based on a formula in which the aggregate consideration paid in the tender offer plus the aggregate value of the outstanding common shares immediately following the tender offer is divided by the aggregate value of the outstanding common shares prior to the tender offer, with each such aggregate value to be determined based on the price of the common shares after the Expiration Time. However, the value of several of the variables needed to calculate this formula will not be known until the Expiration Time.

The variables in the formula consist of (i) the number of common shares outstanding immediately after the Expiration Time (the determination of which depends on how many shareholders tender their common shares in the Offer), (ii) the number of common shares outstanding immediately prior to the Expiration Time (which number may fluctuate between the launch of the Offer and the Expiration Time) and (iii) the average of the last reported sale prices of the common shares over the 10 consecutive trading date period commencing on, and including, the trading day following the day on which the Expiration Time occurs. See Section 4.04(e) of the indenture for the 2% convertible notes due 2019 and Section 4.04(e) of the indenture for the 2.625% convertible notes due 2024. No adjustment will be made, however, if it would result in the conversion rate being decreased. In addition, the Company may defer any increase of less than 1% in the conversion rate as described in the indentures for the convertible notes. The indentures will require the Company to take any such carried forward adjustment into account in the adjustment which is anticipated to occur in connection with the proposed stock split of the Company’s common shares.

The strike price of the Company’s capped call transactions that were entered into with respect to the convertible notes due 2019 will be reduced to track any increase in the conversion rate of the convertible notes as described above, and the cap price thereunder will be reduced accordingly. In addition, the counterparties to the capped call transactions may have the right to further reduce the cap price, in their commercially reasonable discretion, if they determine that the repurchase has a material effect on the theoretical value of the shares or options on the shares, to account for that effect.

Under the forward share repurchase transactions the Company entered into in connection with the 2% convertible notes, the counterparties to such transaction may have the right to adjust the terms thereunder (which adjustment we would expect to take the form of a reduction to the number of shares that the counterparties are required to deliver on maturity of the contracts), in their commercially reasonable discretion, if they determine that the repurchase pursuant to the Offer has a dilutive or concentrative effect on the theoretical value of the shares, to reflect that dilutive or concentrative effect.

3. Procedures for Tendering Shares

Proper Tender. For a shareholder to make a proper tender of shares under the Offer, the Depositary and Paying Agent must receive at one of its addresses set forth on the back cover of this Offer to Purchase and prior to the Expiration Time:

•	a Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or, in the case of a book-entry transfer, an “agent’s message” (see “—Book-Entry Transfer” below), and any other required documents; and

•	either certificates representing the tendered shares or, in the case of tendered shares delivered in accordance with the procedures for book-entry transfer we describe below, a book-entry confirmation of that delivery (see “—Book-Entry Transfer” below).

•	if you are a participant in the Company’s Employee Stock Purchase Plan (“ESPP”), you may tender shares that you have purchased through the ESPP. If you have purchased shares through the ESPP and hold such shares at Computershare Plan Managers, the administrator of our ESPP (the “Plan Admin”), contact the Plan Admin and request that the Plan Admin tender your shares. You must follow the procedures described in the separate instructions that you will receive and accept the Offer by 5:00 P.M., New York City Time, on Friday, May 11, 2018, unless the offer is extended.

If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely the nominee has established an earlier deadline for you to act to instruct the nominee to accept the Offer on your behalf. We urge you to contact your broker, dealer, commercial bank, trust company or other nominee to find out the nominee’s applicable deadline.

The valid tender of shares by you by one of the procedures described in this Section 3 will constitute a binding agreement between you and us on the terms of, and subject to the conditions to, the Offer.

In accordance with Instruction 5 of the Letter of Transmittal, each shareholder desiring to tender shares pursuant to the Offer must either (1) check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Cash Price Determined Under the Offer,” in which case you will be deemed to have tendered your shares at the minimum price of $98.00 per share or (2) check one, and only one, of the boxes corresponding to the cash price at which shares are being tendered in the section of the Letter of Transmittal captioned “Cash Price (in Dollars) Per Share at Which Shares Are Being Tendered.” A tender of shares will be proper only if one, and only one, of these boxes is checked on the Letter of Transmittal.

If tendering shareholders wish to maximize the chance that their shares will be purchased, they should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Cash Price Determined Under the Offer.” For purposes of determining the cash purchase price, those shares that are tendered by shareholders agreeing to accept the purchase price determined in the Offer will be deemed to be tendered at the minimum price of $98.00 per share. See Section 8 for recent market prices for the shares. Checking the box captioned “Shares Tendered at Cash Price Determined Under the Offer” will increase the possibility that the Cash Purchase Price will be set at $98.00 per share.

If tendering shareholders wish to indicate a specific price (in multiples of $0.25) at which their shares are being tendered, they must check the applicable price box in the section of the Letter of Transmittal captioned “Cash Price (in Dollars) per Share at Which Shares Are Being Tendered.” Tendering shareholders should be aware that this election could mean that none of their shares will be purchased if the cash price selected by the shareholder is higher than the Cash Purchase Price we eventually select after the Expiration Time.

A shareholder who wishes to tender shares at more than one cash price must complete a separate Letter of Transmittal for each cash price at which shares are being tendered. The same shares cannot be tendered (unless previously properly withdrawn in accordance with the terms of the Offer) at more than one price. In case of withdrawal, shareholders that tendered multiple prices pursuant to multiple Letters of Transmittal must comply with the procedures set forth in Section 4.

We urge shareholders that hold shares through brokers or banks to consult the brokers or banks to determine whether transaction costs are applicable if they tender shares through the brokers or banks and not directly to the Depositary and Paying Agent.

Shareholders who hold shares through the Company’s ESPP should be aware that they have an earlier deadline for participation in the Offer. Accordingly, such shareholders should refer to the separate instructions that they have received or contact the Plan Admin as soon as possible for details with respect to the deadline such shareholder must take action in order to participate in the Offer.

Odd Lot Holders who tender all their shares must also complete the section captioned “Odd Lots” in the Letter of Transmittal to qualify for the preferential treatment available to Odd Lot Holders as set forth in Section 1.

Book-Entry Transfer. For purposes of the Offer, the Depositary and Paying Agent will establish an account for the shares at The Depository Trust Company (the “book-entry transfer facility”) within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of shares by causing the book-entry transfer facility to transfer those shares into the Depositary and Paying Agent’s account in accordance with the book-entry transfer facility’s procedures for that transfer. Although delivery of shares may be effected through book-entry transfer into the Depositary and Paying Agent’s account at the book-entry transfer facility, the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an agent’s message, and any other required documents must, in any case, be transmitted to, and received by, the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time.

The confirmation of a book-entry transfer of shares into the Depositary and Paying Agent’s account at the book-entry transfer facility as we describe above is referred to herein as a “book-entry confirmation.” Delivery of documents to the book-entry transfer facility in accordance with the book-entry transfer facility’s procedures will not constitute delivery to the Depositary and Paying Agent.

The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the Depositary and Paying Agent and forming a part of a book-entry confirmation, stating that the book-entry transfer facility has received an express acknowledgment from the participant tendering shares through the book-entry transfer facility that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against that participant.

Method of Delivery. The method of delivery of shares, the Letter of Transmittal and all other required documents, including delivery through the book-entry transfer facility, is at the election and risk of the tendering shareholder. Shares will be deemed delivered only when actually received by the Depositary and Paying Agent (including, in the case of a book-entry transfer, by book-entry confirmation). If you plan to make delivery by mail, we recommend that you deliver by registered mail with return receipt requested and obtain proper insurance. In all cases, sufficient time should be allowed to ensure timely delivery.

Signature Guarantees. No signature guarantee will be required on a Letter of Transmittal for shares tendered thereby if:

•	the “registered holder(s)” of those shares signs the Letter of Transmittal and has not completed the box entitled “Special Payment Instructions” in the Letter of Transmittal; or

•	those shares are tendered for the account of an “eligible institution.”

For purposes hereof, a “registered holder” of tendered shares will include any participant in the book-entry transfer facility’s system whose name appears on a security position listing as the owner of those shares, and an “eligible institution” is a “financial institution,” which term includes most commercial banks, savings and loan associations and brokerage houses, that is a participant in any of the following: (i) the Securities Transfer Agents Medallion Program; (ii) the New York Stock Exchange, Inc. Medallion Signature Program; or (iii) the Stock Exchange Medallion Program.

Except as we describe above, all signatures on any Letter of Transmittal for shares tendered thereby must be guaranteed by an eligible institution. See Instructions 1 and 6 to the Letter of Transmittal. If the certificates for shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 6 to the Letter of Transmittal.

Shareholders may contact the Information Agent or their broker for assistance. The contact information for the Information Agent is on the back cover page of this Offer to Purchase.

Return of Unpurchased Shares. The Depositary and Paying Agent will return certificates for unpurchased shares promptly after the expiration or termination of the Offer or the proper withdrawal of the shares, as applicable, or, in the case of shares tendered by book-entry transfer at the book-entry transfer facility, the Depositary and Paying Agent will credit the shares to the appropriate account maintained by the tendering shareholder at the book-entry transfer facility, in each case without expense to the shareholder.

Tendering Shareholders’ Representation and Warranty; Our Acceptance Constitutes an Agreement. It is a violation of Rule 14e-4 promulgated under the Exchange Act for a person acting alone or in concert with others, directly or indirectly, to tender shares for such person’s own account unless at the time of tender and at the Expiration Time such person has a “net long position” in (a) the shares that is equal to or greater than the amount tendered and will deliver or cause to be delivered such shares for the purpose of tendering to us within the period specified in the Offer or (b) other securities immediately convertible into, exercisable for or exchangeable into shares (“Equivalent Securities”) that is equal to or greater than the amount tendered and, upon the acceptance of such tender, will acquire such shares by conversion, exchange or exercise of such Equivalent Securities to the extent required by the terms of the Offer and will deliver or cause to be delivered such shares so acquired for the purpose of tender to us within the period specified in the Offer. Rule 14e-4 also provides a similar restriction applicable to the tender on behalf of another person. A tender of shares made pursuant to any method of delivery set forth herein will constitute the tendering shareholder’s acceptance of the terms and conditions of the Offer, as well as the tendering shareholder’s representation and warranty to us that (a) such shareholder has a “net long position” in shares or Equivalent Securities at least equal to the shares being tendered within the meaning of Rule 14e-4, and (b) such tender of shares complies with Rule 14e-4. Our acceptance for payment of shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and us upon the terms and subject to the conditions of the Offer.

A tender of shares made pursuant to any method of delivery set forth herein will also constitute a representation and warranty to us that the tendering shareholder has full power and authority to tender, sell, assign and transfer the shares tendered, and that, when the same are accepted for payment by us, we will acquire good, marketable and unencumbered title thereto, free and clear of all security interests, liens, restrictions, claims, encumbrances, conditional sales agreements and other obligations relating to the sale or transfer of the shares, and the same will not be subject to any adverse claim or right. Any such tendering shareholder will, on request by the Depositary and Paying Agent or us, execute and deliver any additional documents deemed by the Depositary and Paying Agent or us to be necessary or desirable to complete the sale, assignment and transfer of the shares tendered, all in accordance with the terms of the Offer.

A properly completed Letter of Transmittal, and any other documents required by the Letter of Transmittal, must be delivered to the Depositary and Paying Agent and not to us or the Information Agent. All authority conferred or agreed to be conferred by delivery of the Letter of Transmittal shall be binding on the successors, assigns, heirs, personal representatives, executors, administrators and other legal representatives of the tendering shareholder and shall not be affected by, and shall survive, the death or incapacity of such tendering shareholder.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of shares to be accepted, the price to be paid for shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole discretion, and our determination will be final and binding on all persons participating in the Offer, subject to such Offer participant’s disputing such determination in a court of competent jurisdiction. We reserve the absolute right prior to the expiration of the Offer to reject any or all tenders we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any conditions of the Offer with respect to all shareholders prior to the Expiration Time or any defect or irregularity in any tender with respect to any particular shares or any particular shareholder whether or not we waive similar defects or irregularities in the case of other shareholders. No tender of shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of us, the Depositary and Paying Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our reasonable interpretation of the terms of and conditions to the Offer, including the Letter of Transmittal and the instructions thereto, will be final and binding on all persons participating in the Offer, subject to such Offer participant’s disputing such determination in a court of competent jurisdiction. By tendering shares to us, you agree to accept all decisions we make concerning these matters and waive any right you might otherwise have to challenge those decisions. We strongly encourage shareholders to submit completed tender materials as early as possible after you have properly considered the information in this Offer to Purchase, so that you will have as much time as possible prior the Expiration Time to correct any defects or irregularities in the materials you provide to us.

Backup Withholding. Under the U.S. backup withholding rules, the applicable withholding agent may be required to withhold the applicable statutory percentage (currently 24%) of certain reportable payments payable to a shareholder or other payee pursuant to the Offer, unless the shareholder or other payee provides its taxpayer identification number (employer identification number or social security number) to the Depositary and Paying Agent and certifies that such number is correct and that it is not subject to backup withholding or an exemption otherwise applies under applicable Treasury regulations and the shareholder appropriately certifies that it qualifies for such exemption. Therefore, except as provided below, each tendering shareholder that is a U.S. Holder (as defined in Section 14) should complete and sign the IRS Form W-9 included as part of the Letter of Transmittal and available on the IRS website so as to provide the information and certification necessary to avoid backup withholding. Backup withholding is not an additional tax. Rather, the amount of backup withholding can be refunded by the IRS or credited against the U.S. federal income tax liability of the person subject to backup withholding, provided the required information is timely furnished to the IRS. Certain payments made to holder pursuant to the Offer may also be subject to information reporting to the Internal Revenue Service.

Certain shareholders (including, among others, certain corporations and certain foreign individuals and entities) are not subject to backup withholding. In order for an exempt Non-U.S. Holder to qualify as a recipient exempt from backup withholding, that shareholder must submit a statement (generally, an IRS Form W-8BEN or other applicable IRS Form W-8 available on the IRS website), signed under penalties of perjury, attesting to that shareholder’s exempt status. Such statements can be obtained from the Depositary and Paying Agent or from the IRS at www.irs.gov. In order for an exempt U.S. Holder to qualify as a recipient exempt from backup withholding, that shareholder must submit an IRS Form W-9, signed under penalties of perjury, attesting to that shareholder’s exempt status.

Any taxes withheld pursuant to these backup withholding rules or otherwise will be treated for all purposes as having been paid to the persons with respect to whom such amounts were withheld.

Holders are urged to consult their own tax advisors to determine whether they are exempt from these backup withholding and reporting requirements.

ANY TENDERING SHAREHOLDER OR OTHER PAYEE THAT FAILS TO COMPLETE FULLY AND SIGN THE IRS FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL OR APPLICABLE IRS FORM W-8 MAY BE SUBJECT TO REQUIRED U.S. BACKUP WITHHOLDING AT THE APPLICABLE STATUTORY RATE (CURRENTLY EQUAL TO 24%) OF THE GROSS PROCEEDS PAID TO SUCH SHAREHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER.

Lost Certificates. If the share certificates which a registered holder wants to surrender have been lost, destroyed or stolen, the shareholder should promptly notify the Depositary and Paying Agent at 1-800-356-2017. The Depositary and Paying Agent will instruct the shareholder as to the steps that must be taken in order to replace the certificates.

4. Withdrawal Rights

Except as this Section 4 otherwise provides, tenders of shares are irrevocable. You may withdraw shares that you have previously tendered in the Offer according to the procedures we describe below at any time prior to the Expiration Time. You may also withdraw your previously tendered shares at any time after 12:00 midnight, New York City time, on June 14, 2018, unless such shares have been accepted for payment as provided in the Offer.

For a withdrawal to be effective, a written notice of withdrawal must:

•	be received in a timely manner by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase; and

•	specify the name of the person having tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from the name of the person who tendered the shares.

If certificates for shares have been delivered or otherwise identified to the Depositary and Paying Agent, then, prior to the physical release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and Paying Agent and, unless an eligible institution has tendered those shares, an eligible institution must guarantee the signatures on the notice of withdrawal.

If a shareholder has used more than one Letter of Transmittal or has otherwise tendered shares in more than one group of shares, the shareholder may withdraw shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included.

If shares have been delivered in accordance with the procedures for book-entry transfer described in Section 3, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with the book-entry transfer facility’s procedures.

Withdrawals of tenders of shares may not be rescinded, and any shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn shares may be retendered at any time prior to the Expiration Time by again following one of the procedures described in Section 3.

We will decide, in our sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding on all person’s participating in the Offer, subject to such other participants disputing such determination in a court of competent jurisdiction. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of shares by any shareholder, whether or not we waive similar defects or irregularities in the case of any other shareholder. None of the Company, the Depositary and Paying Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Our reservation of the right to delay payment for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) and Rule 14e-1(c) under the Exchange Act, which require that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer.

5. Purchase of Shares and Payment of Cash Purchase Price

Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Time, we will accept for payment and pay the Cash Purchase Price, less any applicable withholding and without interest, and as adjusted for any stock split, and thereby purchase shares properly tendered and not properly withdrawn for an aggregate Cash Purchase Price of up to $600 million. We may increase the number of shares accepted for payment in the Offer by no more than 2% of the outstanding shares without extending the Offer. See Section 1.

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Time we will determine a single per share cash price, which will be not greater than $108.00 nor less than $98.00 per share, net to the seller in cash, less any applicable tax withholding and without interest, and as adjusted for any stock split, that we will pay for shares properly tendered, for an aggregate Cash Purchase Price of up to $600 million. The Cash Purchase Price will be the lowest price per share of not greater than $108.00 nor less than $98.00 per share

(in multiples of $0.25), as adjusted for any stock split, at which shares have been properly tendered in the Offer, that will enable us to purchase the maximum number of shares for an aggregate Cash Purchase Price of up to $600 million. If fewer than such number of shares as would enable us to purchase shares pursuant to the Offer for an aggregate Cash Purchase Price of up to $600 million are properly tendered, we will select the lowest price that will allow us to buy all the shares that are properly tendered.

All shares we acquire in the Offer will be acquired at the same Cash Purchase Price regardless of whether you tendered your shares at a lower cash price. We will not purchase any shares from shareholders that do not properly tender any of their common shares pursuant to the Offer prior to the Expiration Time. Subject to the conditions of the Offer, only shares properly tendered, or deemed properly tendered, at prices at or below the Cash Purchase Price will be eligible for purchase in the Offer. If our purchase of all shares properly tendered at or below the Cash Purchase Price and not properly withdrawn in the Offer would result in aggregate Cash Purchase Price of more than $600 million, we will purchase all shares properly tendered at or below the Cash Purchase Price on a pro rata basis, except for “odd lots” (lots held by owners of less than 100 shares at the Expiration Time), which we will purchase on a priority basis, and except for each conditional tender whose condition was not met, which we will not purchase. Tendering shareholders will receive a cash payment only if their tendered shares are purchased. Shares tendered but not purchased pursuant to the Offer will be returned to the tendering shareholders at our expense promptly after the Expiration Time.

For purposes of the Offer, we will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority, proration and conditional tender provisions of this Offer, shares that are properly tendered at or below the Cash Purchase Price, only when, as and if we give oral or written notice to the Depositary and Paying Agent of our acceptance of the shares for payment pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay the per share Cash Purchase Price for each of the shares accepted for payment pursuant to the Offer promptly after the Expiration Time. In all cases, payment for shares tendered and accepted for payment pursuant to the Offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary and Paying Agent of:

•	certificates for shares, or a timely book-entry confirmation of the deposit of shares into the Depositary and Paying Agent’s account at the book-entry transfer facility,

•	a properly completed and duly executed Letter of Transmittal, or, in the case of a book-entry transfer, an agent’s message, and

•	any other required documents.

We will respectively pay for shares purchased pursuant to the Offer by depositing the aggregate Cash Purchase Price for the shares with the Depositary and Paying Agent, which will act as agent for tendering shareholders for the purpose of receiving payment from us and transmitting payment to the tendering shareholders.

In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment promptly after the Expiration Time. However, we expect that we will not be able to announce the final results of any proration or commence payment for any shares purchased pursuant to the Offer until up to ten business days after the Expiration Time. Certificates for all shares tendered and not purchased, including all shares tendered at prices in excess of the Cash Purchase Price and shares not purchased due to proration or conditional tender will be returned or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant who delivered the shares, to the tendering shareholder at our expense promptly after the Expiration Time or termination of the Offer.

Under no circumstances will we pay interest on the Cash Purchase Price, including but not limited to, by reason of any delay in making payment. In addition, if certain events occur, we may not be obligated to purchase shares pursuant to the Offer. See Section 7.

We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased pursuant to the Offer. If, however, payment of the Cash Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the Cash Purchase Price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption from payment of the stock transfer taxes, is submitted. See Instruction 7 of the Letter of Transmittal.

The number of common shares subject to the Offer and the price per share relate to the common shares as outstanding on the date of the Offer. The Expiration Time is currently scheduled two days after the stock split distribution date (May 14, 2018), when the Company expects to effect a two-for-one stock split as described in the Company’s 2018 proxy statement. Following the stock split, the Cash Purchase Price will be adjusted ratably to account for the increased number of common shares outstanding on a post-split basis. See Section 8.

6. Conditional Tender of Shares

Subject to the exception for Odd Lot Holders, in the event of an over-subscription of the Offer, shares properly tendered at or below the Cash Purchase Price will be subject to proration. See Section 1. As discussed in Section 14, the number of shares to be purchased from a particular shareholder may affect the tax treatment of the purchase to the shareholder and the shareholder’s decision whether to tender. Accordingly, a shareholder may tender shares subject to the condition that a specified minimum number of the shareholder’s shares tendered pursuant to a Letter of Transmittal must be purchased if any shares tendered are purchased. Any shareholder desiring to make a conditional tender must so indicate in the box entitled “Conditional Tender” in the Letter of Transmittal.

Any tendering shareholder wishing to make a conditional tender must calculate and appropriately indicate the minimum number of shares that must be purchased if any are to be purchased. After the Offer expires, our purchase of all shares properly tendered at or below the Cash Purchase Price and not properly withdrawn would result in an aggregate Cash Purchase Price of more than $600 million, so that we must prorate our acceptance of and payment for tendered shares, we will calculate a preliminary proration percentage based upon all shares properly tendered, conditionally or unconditionally. If the effect of this preliminary proration would be to reduce the number of shares to be purchased from any shareholder below the minimum number specified in a conditional tender, the tender will automatically be regarded as withdrawn (except as provided in the next paragraph). All shares tendered by a shareholder subject to a conditional tender and regarded as withdrawn as a result of proration will be returned at our expense, promptly after the Expiration Time.

After giving effect to these withdrawals, we will accept the remaining shares properly tendered, conditionally or unconditionally, on a pro rata basis, if necessary. If conditional tenders would otherwise be regarded as withdrawn and would cause the aggregate Cash Purchase Price to be paid in the Offer to fall below $600 million then, to the extent feasible, we will select enough of the conditional tenders that would otherwise have been withdrawn to permit us to purchase common shares for an aggregate Cash Purchase Price of up to $600 million. In selecting among the conditional tenders, we will select by random lot, treating all tenders by a particular taxpayer as a single lot, and will limit our purchase in each case to the designated minimum number of shares to be purchased. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares.

7. Conditions of the Tender Offer

Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may, at any time, terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to the applicable rules under the

Exchange Act, if at any time prior to the Expiration Time any of the following events has occurred (or shall have been reasonably determined by us to have occurred) that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events (other than any such event or events that are proximately caused by our action or failure to act), make it inadvisable to proceed with the Offer or with acceptance for payment:

•	there has occurred any change in the general political, market, economic or financial conditions in the United States or abroad that we deem is reasonably likely to materially and adversely affect the Company’s business or the trading in the shares, including, but not limited to, the following:

•	any general suspension of, or general limitation on prices for, or trading in, securities on any national securities exchange in the United States or in the over-the-counter market;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation (whether or not mandatory) by any governmental agency or authority on, or any other event that, in our reasonable judgment, could reasonably be expected to adversely affect, the extension of credit by banks or other financial institutions in the United States;

•	the commencement or escalation of a war, armed hostilities, terrorism, or other similar national or international calamity directly or indirectly involving the United States; or

•	in the case of any of the foregoing existing at the time of the commencement of the Offer, in our reasonable judgment, a material acceleration or worsening thereof;

•	the reported market price of the common shares at the close of trading on the Expiration Time, shall not be greater than $113.40 (which amount is 5% greater than the highest Cash Purchase Price possible under the Offer) or less than $93.10 (which amount is 5% less than the lowest Cash Purchase Price possible under the Offer);

•	any change (or condition, event or development involving a prospective change) has occurred in the business, properties, assets, liabilities, capitalization, shareholders’ equity, financial condition, operations, licenses, results of operations or prospects of the Company or any of its subsidiaries or affiliates, taken as a whole, that, in our reasonable judgment, does or is reasonably likely to have a materially adverse effect on the Company or any of its subsidiaries or affiliates, taken as a whole, or we have become aware of any fact that, in our reasonable judgment, does or is reasonably likely to have a material adverse effect on the value of the shares;

•	there has been threatened in writing, instituted, or pending any action, proceeding, application or counterclaim by or before any court or governmental, administrative or regulatory agency or authority, domestic or foreign, or any other person or tribunal, domestic or foreign, which:

•	challenges or seeks to challenge, restrain, prohibit or delay the making of the Offer, the acquisition by us of the shares in the Offer, or any other matter relating to the Offer, or seeks to obtain any material damages or otherwise relating to the transactions contemplated by the Offer;

•	seeks to make the purchase of, or payment for, some or all of the shares pursuant to the Offer illegal or results in a delay in our ability to accept for payment or pay for some or all of the shares;

•	seeks to impose limitations on our ability (or any affiliate of ours) to acquire or hold or to exercise full rights of ownership of the shares, including, but not limited to, the right to vote the shares purchased by us on all matters properly presented to the Company’s shareholders; or

•	otherwise could reasonably be expected to materially adversely affect the business, properties, assets, liabilities, capitalization, shareholders’ equity, financial condition, operations, licenses, results of operations or prospects of the Company or any of its subsidiaries or affiliates, taken as a whole, or the value of the shares;

•	any action has been taken or any statute, rule, regulation, judgment, decree, injunction or order (preliminary, permanent or otherwise) has been proposed, sought, enacted, entered, promulgated, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries or affiliates by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, which, in our reasonable judgment:

•	indicates that any approval or other action of any such court, agency or authority may be required in connection with the Offer or the purchase of shares thereunder;

•	could reasonably be expected to prohibit, restrict or delay consummation of the Offer; or

•	otherwise could reasonably be expected to materially adversely affect the business, properties, assets, liabilities, capitalization, shareholders’ equity, financial condition, operations, licenses or results of operations of the Company or any of its subsidiaries or affiliates, taken as a whole;

•	we learn that:

•	any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire the Company or any of the shares, or has made a public announcement reflecting an intent to acquire the Company or any of its subsidiaries or any of its or their respective assets or securities; or

•	a tender or exchange offer for any or all of the outstanding shares (other than this Offer), or any merger, acquisition, business combination or other similar transaction with or involving the Company or any subsidiary, has been proposed, announced or made by any person or entity or has been publicly disclosed;

•	any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offer has not been obtained on terms satisfactory to us in our reasonable discretion;

•	in the reasonable judgment of the Board, the Company does not have available distributable reserves pursuant to Section 37 of the Companies Law (2018 Revision) of the Cayman Islands and other applicable Cayman Islands’ law to pay for shares properly tendered, and the Company is not able to remain solvent following the consummation of the Offer;

•	in the reasonable judgment of the Board, the Company’s acceptance for payment, purchase or payment for any shares tendered in the Offer shall violate or conflict with, or otherwise be contrary to, the Credit Facility or any other existing credit facility of the Company then in place as of the time of this Offer to the extent the consideration payable in the Offer constitutes a prohibited restricted payment thereunder; or

•	legislation amending the Internal Revenue Code of 1986, as amended (the “Code”), becomes effective and would, in our respective reasonable judgment, change the tax consequences of the transaction contemplated by the Offer in any manner that would adversely affect either of us or any of our respective affiliates.

The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions (other than conditions that are proximately caused by our action or failure to act), and may be waived by us, in whole or in part, at any time and from time to time in our sole discretion prior to the Expiration Time.

If any of the conditions specified above occur and provide the Company with the right to terminate the Offer, we will promptly amend the Tender Offer Materials to indicate whether we will waive such condition and proceed with the Offer or terminate the Offer. Our right to assert a condition will be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Time. Any determination by us concerning the events described above will be final and binding on all persons participating in the Offer, subject to such Offer participant’s disputing such determination in a court of competent jurisdiction.

All conditions to the Offer must be satisfied or waived on or prior to the Expiration Time.

8.	Price Range of the Shares; Dividends; Stock Split

Price Range of the Shares. The shares are currently quoted on the NYSE under the symbol “HLF.”

The following table sets forth the high and low sales prices per share of the Company’s common shares on the NYSE for the periods indicated as reported by the NYSE.

	High	Low
Fiscal 2016
First Quarter	$63.59	$42.26
Second Quarter	66.26	54.00
Third Quarter	72.22	57.05
Fourth Quarter	64.38	47.62
Fiscal 2017
First Quarter	$62.50	$48.20
Second Quarter	74.49	56.81
Third Quarter	73.99	60.71
Fourth Quarter	79.64	64.25
Fiscal 2018
First Quarter	$100.45	$67.51
Second Quarter (through April 17, 2018)	103.38	$95.55

As of April 16, 2018, there were 88,202,255 common shares outstanding. On April 17, 2018, the last full trading day before we commenced the Offer, the last reported sales price of the shares quoted on the NYSE was $103.02 per share, which is greater than the low end of the price range for the Offer of $98.00 per share. We urge shareholders to obtain a current market price for the shares before deciding whether and at what purchase price or purchase prices to tender their shares.

Dividends. During the second quarter of 2007, our Board adopted a regular quarterly cash dividend program. Our Board authorized a $0.10 per common share dividend each quarter from the adoption of the program through the second quarter of 2010. On August 2, 2010, our Board approved an increase in the quarterly cash dividend to $0.13 per common share, an increase of $0.03 per common share from prior quarters. On May 2, 2011, we announced that our Board approved an increase in the quarterly cash dividend to $0.20 per common share, an increase of $0.07 per common share from prior quarters. On February 21, 2012, we announced that our Board approved an increase in the quarterly cash dividend to $0.30 per common share, an increase of $0.10 per common share from prior quarters. On April 28, 2014, we announced that our Board approved terminating our quarterly cash dividend and instead utilizing the cash to repurchase additional common shares. There were no dividends paid and declared during fiscal years 2015, 2016, 2017 or the first quarter of 2018.

The declaration of future dividends is subject to the discretion of our Board and will depend upon various factors, including our earnings, financial condition, our available distributable reserves under Cayman Islands law, restrictions imposed by the Credit Facility, as amended, and the terms of any other indebtedness that may be outstanding, cash requirements, future prospects and other factors deemed relevant by our Board.

Stock Split. As previously announced, the Board has approved, and is currently soliciting shareholder approval of a two-for-one stock split of the common shares. If the stock split is approved by the affirmative vote of a majority of common shares present or represented by proxy and entitled to vote on such stock split proposal on April 24, 2018 at the Company’s Annual General Meeting of Shareholders (the “Annual Meeting”), then on May 7, 2018 (the “stock split record date”) each issued and outstanding common share, par value US $0.001 per share, would be subdivided into two common shares, par value US $0.0005 per share, and the Company’s currently authorized share capital of 1,000,000,000 common shares, par value US $0.001 per share, would be subdivided into 2,000,000,000 common shares, par value US $0.0005 per share (the “stock split”). Assuming the stock split is approved by shareholders on April 24, 2018, the Company expects to distribute the additional common shares in connection with the stock split on or about May 14, 2018 (the “stock split distribution date”) and expects the common shares will go ex-dividend the following day on May 15, 2018 (the “stock split ex-dividend date”). See Section 10 for information regarding the Company’s Definitive Proxy Statement, March 13, 2018, containing a more detailed description of the proposed stock split.

The stock split distribution date for the stock split is currently scheduled two days prior to the Expiration Time. All Offer terms, including the Cash Purchase Price, described herein are based on the pre-stock split number of common shares outstanding, as well as on the prevailing trading price for the common shares in the market before the completion of the stock split. Following the stock split, the Cash Purchase Price will be adjusted ratably to account for the increased number of common shares outstanding on a post-split basis. By way of example only, if the Cash Purchase Price in the Offer was determined to be $100.00 per share, net to the seller in cash, less any applicable tax withholding and without interest, on a pre-stock split basis, and you tendered 100 common shares, and the stock split were to be approved at the Annual Meeting, the Cash Purchase Price would be adjusted ratably to $50.00 per share, net to the seller in cash, less any applicable tax withholding and without interest, and the number of common shares tendered would be 200 common shares.

Shareholders should complete the Letter of Transmittal (and any other documents used to tender common shares) specifying the number of common shares, and the cash purchase price(s) per share, they are tendering in the Offer on a pre-stock split basis. See Instruction 5 of the Letter of Transmittal.

Share Repurchases. On February 21, 2017, our Board authorized a new three-year $1.5 billion share repurchase program that will expire on February 21, 2020, which replaced our prior share repurchase authorization that was set to expire on June 30, 2017. As of April 16, 2018, the Company had approximately $713.3 million of remaining authorized capacity. This share repurchase program allows the Company and its wholly owned subsidiaries, including HBL Swiss, to repurchase shares, at such times and prices as determined by the Company’s management, as market conditions warrant, and to the extent our distributable reserves are available under Cayman Islands law. The Credit Facility permits the Company to repurchase shares as long as no default or event of default exists and other conditions such as specified consolidated leverage ratios are met.

We did not repurchase any common shares in the open market during the year ended December 31, 2016. During the year ended December 31, 2017, Herbalife Ltd. purchased approximately 6.7 million shares in the Prior Offer at an aggregate cost of approximately $457.8 million, or an average cost of $68.00 per share. In addition, during the year ended December 31, 2017 and the three months ended March 31, 2018, HBL Swiss purchased approximately 5.0 million shares through open market purchases at an aggregate cost of approximately $328.9 million, or an average cost of $65.62 per share. Although these shares are owned by an indirect wholly owned subsidiary of the Company, they are reflected as treasury shares under U.S. GAAP and therefore reduce the number of common shares outstanding within the Company’s condensed consolidated financial statements and the weighted-average number of common shares outstanding used in calculating earnings per share. The shares held by HBL Swiss, however, remain outstanding on the books and records of the Company’s transfer agent and therefore still carry voting and other share rights related to ownership of the shares, which may be exercised. Following the Prior Offer, on October 25, 2017, HBL Swiss filed a Schedule 13G disclosing its aggregate beneficial ownership and noting the common shares held by HBL Swiss will be voted in the same manner, and to the maximum extent possible, in the same proportion, as all other votes cast with respect to any matter properly submitted to a vote of the Company’s shareholders, so long as it is consistent with applicable laws. As of April 16, 2018, the Company held approximately 5.0 million of treasury shares for U.S. GAAP purposes.

The number of shares issued upon vesting or exercise for certain restricted stock units and SARs granted pursuant to the Company’s share-based compensation plans is net of the statutory withholding requirements that the Company pays on behalf of its employees. Although shares withheld are not issued, they are treated as common share repurchases in the Company’s condensed consolidated financial statements and reduce the Company’s additional paid-in-capital within total shareholders’ equity and are reflected as share repurchases on the Company’s condensed consolidated statements of cash flows as they reduce the number of shares that would have been issued upon vesting. These shares do not count against the authorized capacity under the Company’s share repurchase program described above.

9. Source and Amount of Funds

The maximum aggregate Cash Purchase Price the Company will pay to purchase common shares pursuant to the Offer is $600 million. The Company anticipates that it will pay for such shares tendered from the proceeds from the $1,300.0 million term loan under its Credit Facility, cash on hand, and/or drawings under its $150.0 million revolving credit facility. As a result, it will have reduced liquidity. Reduced liquidity could have certain material adverse effects on the Company, including, but not limited to, the following: (i) the Company’s available liquidity in the future for acquisitions, working capital, capital expenditures, and general corporate or other purposes could be impaired, and additional financing may not be available on terms acceptable to the Company; (ii) the Company’s ability to withstand competitive pressures may be decreased; and (iii) the Company’s reduced level of liquidity may make it more vulnerable to economic downturns, and reduce its flexibility in responding to changing business, regulatory and economic conditions. However, after the Offer is completed, the Company believes that its then-available cash and cash equivalents, cash flow from operations and investing activities and access to capital will continue to provide it with adequate financial resources to meet its working capital requirements and to fund capital expenditures as well as to engage in strategic activities.

Consummation of the Offer is not subject to any financing condition, but is subject to certain other conditions. See Section 7.

10. Information About the Company

The Company is a global nutrition company founded in 1980 that develops and sells weight-management, targeted nutrition, energy, sports & fitness, and outer nutrition care products. As of December 31, 2017, the Company sold its products in 94 countries. We believe the enhanced consumer awareness and the demand for our products due to the global obesity epidemic coupled with the effectiveness of network marketing have been the primary reasons for our success throughout our 38-year operating history.

We believe that direct-selling is ideally suited to marketing our products because sales of weight management, targeted nutrition, energy, sports & fitness, and outer nutrition products are strengthened by ongoing personal contact and support, coaching and education between our members and their customers towards a healthy and active lifestyle.

Where You Can Find More Information. The Company is subject to the informational filing requirements of the Exchange Act, and, accordingly, is obligated to file reports, statements and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning directors and officers, their remuneration, the principal holders of the Company’s securities and any material interest of these persons in transactions with us is required to be disclosed in proxy statements distributed to the Company’s shareholders and filed with the SEC. The Company has also filed the Schedule TO with the SEC that includes additional information relating to the Offer.

These reports, statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material may also be obtained by mail, upon payment of the SEC’s customary charges, from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site on the Internet at

http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Incorporation by Reference. The rules of the SEC allow us to “incorporate by reference” information into this Offer to Purchase, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The Offer incorporates by reference the documents listed below, including the financial statements and the notes related thereto contained in those documents that have been previously filed with the SEC. These documents contain important information about the Company.

SEC Filing	Period or Date Filed
Annual Report on Form 10-K	Fiscal Year Ended December 31, 2017, filed
February 22, 2018
Definitive Proxy Statement	Filed March 13, 2018
Current Reports on Form 8-K	Filed March 20, 2018; filed March 21, 2018; filed March 29, 2018

Any statement contained in a document incorporated by reference into this Offer to Purchase shall be deemed to be modified or superseded to the extent such statement is modified or superseded in this Offer to Purchase. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase.

You can obtain any of the documents incorporated by reference in this Offer to Purchase from us or from the SEC’s web site at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents. You may request a copy of these filings at no cost, by writing or telephoning us at: Herbalife Ltd., Attention: Investor Relations, 800 West Olympic Boulevard, Los Angeles, California 90015, Telephone: (213) 745-0474. Please be sure to include your complete name and address in your request. If you request any incorporated documents, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request. You can find additional information by visiting the Company’s website at: http://www.herbalife.com. Information contained on the Company’s website is not part of, and is not incorporated into, this Offer to Purchase.

11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares

Our directors and executive officers are entitled to participate in the Offer on the same basis as all other shareholders. None of the directors or executive officers of the Company intend to tender any of their shares in the Offer. In addition, the directors and executive officers of the Company and the Icahn Entities are prohibited from purchasing or otherwise acquiring any common shares until the expiration of ten business days after the date of termination of the Offer, as required by Rules 13e-4(f)(6) and 14e-5 under the Exchange Act.

Additionally, in connection with the Prior Offer, the Company entered into the Icahn Letter Agreement with the Icahn Entities. Pursuant to the Icahn Letter Agreement, the Icahn Entities agreed, among other things, that for the two years following commencement of the Offer, the Icahn Entities will not purchase or otherwise acquire common shares that would increase their aggregate beneficial ownership above 50% of the outstanding common shares unless they have agreed to acquire 100% of the outstanding common shares. Notwithstanding the foregoing, for the purposes of the Icahn Letter Agreement, the Icahn Entities will be deemed not to have increased their aggregate beneficial ownership above 50% of the outstanding common shares if the increase in their aggregate beneficial ownership percentage occurs as a result of a reduction in the number of outstanding common shares. Thus, any future repurchase of shares by the Company, either as part of Herbalife’s current share repurchase program or otherwise, could have the potential effect of increasing the Icahn Entities’ beneficial ownership above 50% of the outstanding common shares without the Icahn Entities being required to acquire 100% of the outstanding common shares pursuant to the Icahn Letter Agreement.

The following table shows the beneficial ownership of the common shares as of the date of this Offer to Purchase of each person who we know beneficially owns more than 5% of the common shares, the directors and named executive officers of the Company, and all of the directors and executive officers as a group. Beneficial ownership, which is determined in accordance with the rules and regulations of the SEC, means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of the common shares. The percentage of the common shares beneficially owned by a person assumes that the person has exercised all options, and converted all convertible securities, the person holds that are exercisable or convertible within 60 days of the date of April 16, 2018, and that no other persons exercised any of their options or converted any of their convertible securities. Except as otherwise indicated in the footnotes to the table or in cases where community property laws apply, we believe that each person identified in the table possesses sole voting and investment power over all common shares shown as beneficially owned by the person. Except as otherwise indicated, the business address for each of the following persons is 800 West Olympic Boulevard, Suite 406, Los Angeles, California 90015.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(1)
Non-management Director and Nominees
Richard P. Bermingham	4,253	*
Pedro Cardoso(2)	23,334	*
Dr. Richard H. Carmona(3)	9,070	*
Jonathan Christodoro(3)	9,070	*
Keith Cozza(3)	9,070	*
Jeffrey T. Dunn(2)	37,990	*
Hunter C. Gary	8,094	*
Jesse A. Lynn	8,094	*
Michael Montelongo	6,094	*
James L. Nelson	8,094	*
Maria Otero(3)	7,470	*
John Tartol(2)	200,253	*
Named Executive Officers
Michael O. Johnson(4)	2,602,594	3.13%
Richard P. Goudis(5)	620,911	*
Desmond Walsh(6)	740,758	*
John G. DeSimone(7)	366,928	*
David Pezzullo(8)	167,813	*
All directors and executive officers as a group (31 persons)(9)	5,378,038	6.46%
Greater than 5% Beneficial Owners
Capital Research Global Investors(10)	10,920,765	13.13%
Nomura Holdings, Inc.(11)	7,942,823	9.55%
FMR LLC(12)	6,092,242	7.32%
Carl C. Icahn(13)	22,872,324	27.49%
The Vanguard Group (14)	5,129,231	6.17%
Route One Investment Company, L.P(15)	6,723,654	8.08%
Deccan Value Investors L.P.(16)	7,520,766	9.04%
Credit Suisse AG(17)	4,519,682	5.43%
Bank of America Corporation(18)	4,877,499	5.86%
HBL Swiss Financing GmbH(19)	5,012,510	6.03	%(20)
D.W. Shaw & Co., L.P.(21)	4,748,284	5.71%

*	Less than 1%

(1)	Applicable percentage is based upon (i) 83,190,015 Common Shares outstanding as of April 16, 2018, which pursuant to Instruction 1 to Item 403 of Regulation S-K, excludes 5,012,510 Common Shares held by HBL Swiss Financing GmbH, an indirect wholly owned subsidiary of the Company, which are considered to be outstanding under Cayman Islands law and carry voting and other share rights related to ownership of our Common Shares, which may be exercised, and (ii) the relevant number of Common Shares issuable upon exercise of stock options or other awards which are exercisable or have vested or will be exercisable or will vest within 60 days of April 16, 2018. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to Common Shares. Except as otherwise indicated below, to our knowledge, all persons listed above have sole voting and investment power with respect to their Common Shares, except to the extent authority is shared by spouses under applicable law.
(2)	Includes 12,029 SARs equivalent to 5,116 Common Shares which have vested or will vest and become exercisable within 60 days of April 16, 2018.
(3)	Includes 4,526 SARs equivalent to 976 Common Shares which have vested or will vest and become exercisable within 60 days of April 16, 2018.
(4)	Includes 836,453 SARs equivalent to 430,280 Common Shares which have vested or will vest and become exercisable within 60 days of April 16, 2018.
(5)	Includes 730,210 SARs equivalent to 420,765 Common Shares which have vested or will vest and become exercisable within 60 days of April 16, 2018.
(6)	Includes 923,483 SARs equivalent to 595,225 Common Shares which have vested or will vest and become exercisable within 60 days of April 16, 2018.
(7)	Includes 560,030 SARs equivalent to 335,028 Common Shares which have vested or will vest and become exercisable within 60 days of April 16, 2018.
(8)	Includes 145,616 SARs equivalent to 77,233 Common Shares which have vested or will vest and become exercisable within 60 days of April 16, 2018.
(9)	Includes 3,770,316 SARs equivalent to 2,111,794 Common Shares which have vested or will vest and become exercisable within 60 days of April 16, 2018 and 128,359 vested but deferred RSUs that are convertible to Common Shares.
(10)	The information regarding the beneficial ownership of Capital Research Global Investors is based on the Schedule 13G/A filed with the SEC by Capital Research Global Investors on February 14, 2018. According to this Schedule 13G/A, Capital Research Global Investors has (i) sole power to vote 10,920,765 Common Shares, (ii) shared power to vote 0 Common Shares, (iii) sole power to dispose of 10,920,765 Common Shares and (iv) shared power to dispose of 0 Common Shares. The address for Capital Research Global Investors is 333 South Hope Street, Los Angeles, CA 90071.
(11)	The information regarding the beneficial ownership of Nomura Holdings, Inc., is based on the Schedule 13G filed jointly with Nomura International PLC with the SEC on February 13, 2015. According to this Schedule 13G, Nomura Holdings, Inc. has (i) sole power to vote 0 Common Shares, (ii) shared power to vote 7,942,823 Common Shares; (iii) sole power to dispose of 0 Common Shares and (iv) shared power to dispose of 7,942,823 Common Shares; and, Nomura International PLC has (i) sole power to vote 0 Common Shares; (ii) shared power to vote 7,409,946 Common Shares; (iii) sole power to dispose of 0 Common Shares and (iv) shared power to dispose of 7,409,946 Common Shares. The address for Nomura Holdings, Inc. is 1-9-1 Nihonbashi, Chuo-ku, Tokyo 103-8645 Japan. The address for Nomura International, PLC is 1 Angel Lane, London EC4R 3AB, United Kingdom.
(12)	The information regarding the beneficial ownership of FMR LLC is based on the Schedule 13G/A filed jointly with the SEC by FMR LLC and Abigail P. Johnson on February 13, 2018. According to this Schedule 13G/A, FMR LLC has (i) sole power to vote 1,633,248 Common Shares, (ii) shared power to vote 0 Common Shares, (iii) sole power to dispose of 6,092,242 Common Shares and (iv) shared power to dispose of 0 Common Shares; and Abigail P. Johnson has (i) sole power to vote 0 Common Shares, (ii) shared power to vote 0 Common Shares, (iii) sole power to dispose of 6,092,242 Common Shares and (iv) shared power to dispose of 0 Common Shares. The address for each of FMR LLC and Abigail P. Johnson is 245 Summer Street, Boston, MA 02210.
(13)	The information regarding the beneficial ownership of Carl C. Icahn is based on the Schedule 13D/A filed jointly with the SEC by High River Limited Partnership (“High River”), Hopper Investments LLC

(“Hopper”), Barberry Corp. (“Barberry”), Icahn Partners Master Fund LP (“Icahn Master”), Icahn Offshore LP (“Icahn Offshore”), Icahn Partners LP (“Icahn Partners”), Icahn Onshore LP (“Icahn Onshore”), Icahn Capital LP (“Icahn Capital”), IPH GP LLC (“IPH”), Icahn Enterprises Holdings L.P. (“Icahn Enterprises Holdings”), Icahn Enterprises G.P. Inc. (“Icahn Enterprises GP”), Beckton Corp. (“Beckton”) and Carl C. Icahn on October 11, 2017. According to this Schedule 13D/A, High River has (i) sole power to vote 4,574,465 Common Shares, (ii) shared power to vote 0 Common Shares, (iii) sole power to dispose of 4,574,465 Common Shares, and (iv) shared power to dispose of 0 Common Shares; Hopper has (i) sole power to vote 0 Common Shares, (ii) shared power to vote 4,574,465 Common Shares, (iii) sole power to dispose of 0 Common Shares, and (iv) shared power to dispose of 4,574,465 Common Shares; Barberry has (i) sole power to vote 0 Common Shares, (ii) shared power to vote 4,574,465 Common Shares, (iii) sole power to dispose of 0 Common Shares, and (iv) shared power to dispose of 4,574,465 Common Shares; Icahn Partners Master Fund has (i) sole power to vote 7,446,838 Common Shares, (ii) shared power to vote 0 Common Shares, (iii) sole power to dispose of 7,446,838 Common Shares, and (iv) shared power to dispose of 0 Common Shares; Icahn Offshore has (i) sole power to vote 0 Common Shares, (ii) shared power to vote 7,446,838 Common Shares, (iii) sole power to dispose of 0 Common Shares, and (iv) shared power to dispose of 7,446,838 Common Shares; Icahn Partners has (i) sole power to vote 10,851,021 Common Shares, (ii) shared power to vote 0 Common Shares, (iii) sole power to dispose of 10,851,021 Common Shares, and (iv) shared power to dispose of 0 Common Shares; Icahn Onshore has (i) sole power to vote 0 Common Shares, (ii) shared power to vote 10,851,021 Common Shares, (iii) sole power to dispose of 0 Common Shares, and (iv) shared power to dispose of 10,851,021 Common Shares; Icahn Capital has (i) sole power to vote 0 Common Shares, (ii) shared power to vote 18,297,859 Common Shares; (iii) sole power to dispose of 0 Common Shares, and (iv) shared power to dispose of 18,297,859 Common Shares; IPH has (i) sole power to vote 0 Common Shares, (ii) shared power to vote 18,297,859 Common Shares, (iii) sole power to dispose of 0 Common Shares, and (iv) shared power to dispose of 18,297,859 Common Shares; Icahn Enterprises Holdings has (i) sole power to vote 0 Common Shares, (ii) shared power to vote 18,297,859 Common Shares, (iii) sole power to dispose of 0 Common Shares, and (iv) shared power to dispose of 18,297,859 Common Shares; Icahn Enterprises GP has (i) sole power to vote 0 Common Shares, (ii) shared power to vote 18,297,859 Common Shares, (iii) sole power to dispose of 0 Common Shares, and (iv) shared power to dispose of 18,297,859 Common Shares; and Beckton has (i) sole power to vote 0 Common Shares, (ii) shared power to vote 18,297,859 Common Shares, (iii) sole power to dispose of 0 Common Shares, and (iv) shared power to dispose of 18,297,859 Common Shares; and Carl C. Icahn has (i) sole power to vote 0 Common Shares, (ii) shared power to vote 22,872,324 Common Shares, (iii) sole power to dispose of 0 Common Shares, and (iv) shared power to dispose of 22,872,324 Common Shares. The address for (i) each of High River, Hopper, Barberry, Icahn Offshore, Icahn Partners, Icahn Master, Icahn Master II, Icahn Master III, Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue — Suite 1210, White Plains, NY 10601, and (ii) Mr. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, NY 10153.
(14)	The information regarding the beneficial ownership of The Vanguard Group — 23-1945930 (the “Vanguard Group”) is based on the Schedule 13G/A filed with the SEC by the Vanguard Group on February 8, 2018. According to this Schedule 13G/A, the Vanguard Group has (i) sole power to vote 34,751 Common Shares, (ii) shared power to vote 7,598 Common Shares, (iii) sole power to dispose of 5,091,167 Common Shares, (iv) shared power to dispose of 38,064 Common Shares. The address for the Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.
(15)	The information regarding the beneficial ownership of Route One Investment Company, L.P. is based on the Schedule 13G/A filed jointly with the SEC by Route One Investment Company, L.P., ROIC, LLC, Route One Investment Company, LLC, William F. Duhamel, Jr., Jason E. Moment, Ashish H. Pant and Richard H. Voon on February 14, 2018. According to this Schedule 13G/A, each reporting person has (i) sole power to vote 0 Common Shares, (ii) shared power to vote 6,723,654 Common Shares, (iii) sole power to dispose of 0 Common Shares and (iv) shared power to dispose of 6,723,654 Common Shares. The address for each reporting person is One Letterman Drive, Building D, Suite 200, San Francisco, CA 94129.

(16)	The information regarding the beneficial ownership of Deccan Value Investors L.P. is based on the Schedule 13G/A filed jointly with the SEC by Deccan Value Investors L.P. and Vinit Bodas on February 14, 2018. According to this Schedule 13G/A, each of Deccan Value Investors L.P. and Vinit Bodas has (i) sole power to vote 0 Common Shares, (ii) shared power to vote 7,520,766 Common Shares, (iii) sole power to dispose of 0 Common Shares and (iv) shared power to dispose of 7,520,766 Common Shares. The address for each of Deccan Value Investors L.P. and Vinit Bodas is One Fawcett Place, Greenwich, CT 06830.
(17)	The information regarding the beneficial ownership of Credit Suisse AG is based on the Schedule 13G/A filed with the SEC by Credit Suisse AG on February 14, 2018. According to this Schedule 13G/A, Credit Suisse AG has (i) sole power to vote 0 Common Shares, (ii) shared power to vote 4,519,682 Common Shares, (iii) sole power to dispose of 0 Common Shares and (iv) shared power to dispose of 4,519,682 Common Shares. The address for Credit Suisse AG is Uetlibergstrasse 231, P.O. Box 900, CH 8070, Zurich, Switzerland.
(18)	The information regarding the beneficial ownership of Bank of America Corporation is based on the Schedule 13G filed with the SEC by Bank of America Corporation on February 14, 2018. According to this Schedule 13G, Bank of America Corporation has (i) sole power to vote 0 Common Shares, (ii) shared power to vote 4,875,764 Common Shares, (iii) sole power to dispose of 0 Common Shares and (iv) shared power to dispose of 4,877,499 Common Shares. The address for Bank of America Corporation is Bank of America Corporate Center, 100 N. Tyron Street, Charlotte, North Carolina 28255.
(19)	The information regarding the beneficial ownership of HBL Swiss Financing GmbH is based on the Schedule 13G/A filed with the SEC by HBL Swiss Financing GmbH on February 12, 2018. According to this Schedule 13G/A, HBL Swiss Financing GmbH has (i) sole power to vote 5,012,510 Common Shares, (ii) shared power to vote 0 Common Shares, (iii) sole power to dispose of 5,012,510 Common Shares and (iv) shared power to dispose of 0 Common Shares. The address for HBL Swiss Financing GmbH is Hansmatt 32, CH-6370 Stans NW, Switzerland.
(20)	Percentage excludes Common Shares held by HBL Swiss Financing GmbH, the Company’s indirect wholly owned subsidiary, in accordance with Instruction 1 to Item 403 of Regulation S-K. If the Common Shares held by HBL Swiss Financing GmbH were included in the total number of Common Shares outstanding as of April 16, 2018, or 88,202,525, its percentage ownership would be 5.68%.
(21)	The information regarding the beneficial ownership of D.E. Shaw & Co., L.P. is based on the Schedule 13G filed jointly with the SEC by D.E. Shaw & Co., L.P. and David E. Shaw on January 29, 2018. According to this Schedule 13G, each reporting person has (i) sole power to vote 0 Common Shares, (ii) shared power to vote 4,748,284 Common Shares, (iii) sole power to dispose of 0 Common Shares and (iv) shared power to dispose of 4,748,284 Common Shares. The address for each reporting person has is 1166 Avenue of the Americas, 9th Floor, New York, NY 10036.

Based on our records and on information provided to us by our directors, executive officers, affiliates and subsidiaries, neither we nor any of our directors, our executive officers, or our affiliates or our subsidiaries nor, to the best of our knowledge, any person controlling the Company or any executive officer or director of any such controlling entity or of our subsidiaries, has effected any transactions involving the Shares during the 60 days prior to the date hereof, except for the following transactions:

Name of Reporting Person	Date of Transaction	Nature of Transaction	Number of Shares	Disposition or Grant Price as Applicable
Alvarez, Jesus	02/22/2018	SAR Exercise	1,929	$86.30
Alvarez, Jesus	02/26/2018	RSU Grant	2,085	$0.00
Alvarez, Jesus	02/27/2018	SAR Exercise	918	$86.64
Alvarez, Jesus	03/02/2018	Sale	299	$92.81	*
Alvarez, Jesus	03/05/2018	SAR Exercise	5,873	$94.72
Alvarez, Jesus	03/09/2018	Sale	2,584	$99.47
Aspauza, Jossie	02/26/2018	RSU Grant	2,085	$0.00
Aspauza, Jossie	02/28/2018	SAR Exercises	8,414	$92.10
Aspauza, Jossie	02/28/2018	Sale	9,995	$90.38	*
Aspauza, Jossie	03/05/2018	SAR Exercise	5,873	$94.27
Bermingham, Richard	02/28/2018	SAR exercise	12,029	$92.10
Bermingham, Richard	03/02/2018	Sale	3,800	$91.77
Cardoso, Pedro	02/28/2018	SAR Exercise	5,452	$92.10
Chiu, Shin Shing Bosco	02/26/2018	RSU Grant	1,882	$0.00
Chiu, Shin Shing Bosco	03/06/2018	SAR Exercise	34,156	$96.84
Goudis, Rich	02/26/2018	RSU Grant	14,484	$0.00
Goudis, Rich	03/07/2018	SAR Exercise	83,333	$98.13
Harms, Thomas	02/26/2018	RSU Grant	4,634	$0.00
Harms, Thomas	04/02/2018	SAR Exercise	36,817	$97.38
Harms, Thomas	04/04/2018	Sale	11,393	$95.98
Hienrich, Edi	02/26/2018	SAR Exercise	19,832	$86.30
Hienrich, Edi	02/26/2018	RSU Grant	5,793	$0.00
Hienrich, Edi	02/27/2018	SAR Exercise	84,832	$86.64
Hienrich, Edi	02/28/2018	SAR Exercises	18,492	$92.10
Hienrich, Edi	03/01/2018	Sale	24,104	$91.88	*
Hoffman, Alan	02/26/2018	RSU Grant	1,882	$0.00
Hoffman, Alan	03/02/2018	SAR Exercise	107,419	$94.72
Levy, Robert	02/26/2018	RSU Grant	1,882	$0.00
Levy, Robert	03/09/2018	SAR Exercise	157,934	$99.53
Montesino, Ibelis	02/26/2018	RSU Grant	4,634	$0.00
Montesino, Ibelis	02/28/2018	SAR Exercise	24,590	$92.10
Montesino, Ibelis	03/02/2018	SAR Exercise	19,576	$94.72
Montesino, Ibelis	03/02/2018	Sale	7,967	$93.02	*
Montesino, Ibelis	03/06/2018	Sale	8,252	$94.63	*
Pezzullo, David	02/26/2018	RSU Grant	3,476	$0.00
Pezzullo, David	03/05/2018	SAR Exercise	69,832	$94.27
Schissel, Mark	02/15/2018	Sale	1,712	$84.00
Schissel, Mark	02/26/2018	RSU Grant	1,882	$0.00
Schissel, Mark	03/02/2018	SAR Exercise	8,442	$94.72
Schissel, Mark	03/02/2018	Sale	3,747	95.57
Tartol, John	02/28/2018	SAR Exercise	5,452	$92.10
Tartol, John	03/02/2018	Sale	2,297	$92.10

*	Weighted average

12. Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act

The completion of the Offer in accordance with its terms and conditions will not cause the Company to stop being quoted on the NYSE or to stop being subject to the periodic reporting requirements of the Exchange Act.

However, the purchase by us of shares under the Offer will reduce the number of shares that might otherwise be traded publicly and is likely to reduce the number of shareholders. As a result, trading of a relatively small volume of the shares and limited liquidity after consummation of the Offer may have a greater impact on trading prices than would be the case prior to consummation of the Offer with an increase in price volatility. Shareholders may not be able to sell non-tendered shares in the future on the NYSE or otherwise, at a net price higher than the Cash Purchase Price in the Offer. We can give no assurance as to the price at which a shareholder may be able to sell his or her shares in the future.

13. Legal Matters; Regulatory Approvals

We are not aware of any license or regulatory permit that is material to the Company’s business that might be adversely affected by our acquisition of shares as contemplated by the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for the acquisition or ownership of shares by us as contemplated by the Offer that is material to the success of the Offer. Should any such approval or other action be required, we presently contemplate that we will seek that approval or other action where practicable if practicable within the time period contemplated by the Offer. We are unable to predict whether we will be required to delay the acceptance for payment of or payment for shares tendered under the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to its business and financial condition. Our obligations under the Offer to accept for payment and pay for shares is subject to certain conditions. See Section 7.

14. Certain Material U.S. Federal Income Tax Consequences of the Offer

The following summary describes certain material U.S. federal income tax consequences to U.S. Holders (as defined below) of the exchange of shares for cash pursuant to the Offer. This discussion is based upon the Code, existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions, all as in effect as of the date hereof and any changes to which could materially affect the tax consequences described herein and could be made on a retroactive basis.

This discussion deals only with U.S. Holders who hold their shares as capital assets for U.S. federal income tax purposes and does not address all tax consequences, including tax consequences that may be relevant to various specified categories of holders (such as dealers in securities or commodities, traders in securities that elect to mark their holdings to market, financial institutions, regulated investment companies, real estate investment trusts, holders whose functional currency is not the U.S. dollar, insurance companies, pass-through entities, tax-exempt organizations, certain former citizens or long-term residents of the United States, holders who beneficially own directly, indirectly, or constructively (including based on the application of certain attribution rules under the Code) more than 5% of the Company’s outstanding shares by vote or value (as determined for income tax purposes), or holders who hold shares as part of a hedging, integrated, conversion or constructive sale transaction or as a position in a straddle). In particular, different rules may apply to shares acquired as compensation (including shares acquired upon the exercise of employee stock options or otherwise as compensation). This discussion does not address the application of the alternative minimum tax or the state, local or non-U.S. tax consequences of participating in the Offer. Holders of shares should consult their tax advisors as to the particular consequences to them of participation in the Offer.

As used herein, a “U.S. Holder” means a beneficial holder of shares that is for U.S. federal income tax purposes: (a) an individual citizen or resident of the United States, (b) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust if (i) a court within the United States can exercise primary supervision of the trust’s administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable regulations to be treated as a U.S. person.

If a partnership (including for this purpose any entity or arrangement, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) beneficially owns shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Beneficial owners that are partnerships, and partners in such partnerships, should consult their own tax advisors.

This discussion is for general information only and should not be construed as tax advice. It is a summary and does not purport to be a comprehensive analysis or description of all potential U.S. federal income tax consequences of the Offer. We urge you to consult your tax advisor with respect to the particular U.S. federal, state and local or foreign tax consequences of the Offer to you.

Participation in the Offer

The receipt of the Cash Purchase Price for the shares pursuant to the Offer will generally be a taxable transaction for U.S. federal income tax purposes. A holder that participates in the Offer will be treated, depending on such holder’s particular circumstances, either as recognizing gain or loss from the disposition of the shares or as receiving a distribution in respect of shares for U.S. federal income tax purposes.

In general under applicable U.S. federal income tax laws, a holder of corporate stock that receives a payment from the issuer in redemption of all or a portion of such stock will be treated as having received a distribution taxable as a dividend to the extent of the issuer’s earnings and profits. However, a holder will recognize gain or loss on an exchange of shares for cash if the exchange (a) results in a “complete termination” of all such holder’s equity interest in the Company, (b) results in a “substantially disproportionate” redemption with respect to such holder, or (c) is “not essentially equivalent to a dividend” with respect to the holder.

If one of these requirements is met then the redemption will not be treated as a dividend but instead as a taxable exchange of the shares by such holders generally resulting in capital gain or loss. In applying the relevant test, a holder must take into account shares that such holder constructively owns under certain attribution rules, pursuant to which the holder will be treated as owning shares owned by certain family members (except that in the case of a “complete termination” a holder may waive, under certain circumstances, attribution from family members) and related entities and shares that the holder has the right to acquire by exercise of an option.

The exchange of shares for cash by a holder pursuant to the Offer will result in a complete termination of the holder’s stock interest in the Company if either (a) all of the shares actually and constructively owned by the holder are exchanged for cash pursuant to the Offer or (b) all of the shares actually owned by the holder are exchanged for cash pursuant to the Offer and the holder is eligible to waive, and effectively waives the attribution of shares constructively owned by the holder in accordance with the rules described in section 302(c)(2) of the Internal Revenue Code.

An exchange of shares for cash will be a substantially disproportionate redemption with respect to a holder if the percentage of the then-outstanding shares owned by such holder in the Company immediately after the exchange is less than 80% of the percentage of the shares owned by such holder in the Company immediately before the exchange. If an exchange of shares for cash fails to satisfy the “substantially disproportionate” test, the holder nonetheless may satisfy the “not essentially equivalent to a dividend” test. An exchange of shares for cash will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the holder’s equity interest in the Company. Whether an exchange results in a “meaningful reduction” of the holder’s equity interest in the Company will depend on the holder’s particular facts and circumstances. However, the Internal Revenue Service (“IRS”) has indicated in published rulings that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who does not exercise any control over or participate in the management of corporate affairs may constitute such a meaningful reduction.

We cannot predict whether, or the extent to which, the Offer will be over-subscribed. If the Offer is over-subscribed, proration of tenders pursuant to the Offer will cause us to accept fewer shares than are tendered. Therefore, a beneficial holder can be given no assurance that a sufficient number of such beneficial holder’s shares will be purchased pursuant to the Offer to ensure that such purchase will be treated as a sale or exchange, rather than as a distribution, for U.S. federal income tax purposes pursuant to the rules discussed above.

Exchange Treatment. Assuming that no portion of the amount that a U.S. Holder receives pursuant to this Offer is treated as a distribution, the exchange of shares pursuant to the Offer will be treated as sale or exchange for U.S. federal income tax purposes.

Treatment as Open Transaction. Subject to the discussion below regarding the passive foreign investment company rules, if the transaction is treated as an “open transaction” for U.S. federal income tax purposes, a U.S. Holder generally will recognize capital gain or loss upon consummation of the Offer in an amount equal to the difference, if any, between the amount of cash received and such U.S. holder’s adjusted tax basis in the shares tendered pursuant the Offer. Gain or loss recognized in the transaction must be determined separately for each identifiable block of shares tendered pursuant the Offer (i.e., shares acquired at the same cost in a single transaction). Any such gain or loss will be long-term capital gain if the shares were held for more than one year prior to such disposition. The deductibility of capital losses is subject to certain limitations.

Distribution Treatment. If a U.S. Holder’s exchange of shares for cash pursuant to the Offer does not constitute a sale or exchange for U.S. federal income tax purposes, the receipt of cash by such U.S. Holder pursuant to the Offer will generally be treated as a distribution, and the U.S. Holder’s tax basis in the shares exchanged generally will be added to any shares retained by the U.S. Holder.

Subject to the discussion of the passive foreign investment company rules, the distribution will be treated as a dividend to the extent of the Company’s current and accumulated earnings and profits, as determined under United States federal income tax principles. Such dividends will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations under the Code. With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. We expect our common shares to be considered readily tradable on an established securities market, though there can be no assurances. However, even if our common shares are readily tradable on an established securities market in the United States, we will not be treated as a qualified foreign corporation if we are a PFIC (as such term is defined below) for the taxable year in which we pay the dividend or were a PFIC for the preceding taxable year. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) (B) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. For this purpose, the minimum holding period requirement will not be met if a share has been held by a holder for 60 days or less during the 121-day period beginning on the date which is 60 days before the date on which such share becomes ex-dividend with respect to such dividend, appropriately reduced by any period in which such holder is protected from risk of loss. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the availability of the reduced tax rate on dividends in light of your particular circumstances.

To the extent that the amount of the distribution exceeds the Company’s current and accumulated earnings and profits, the excess first will be treated as a return of capital that will reduce the U.S. Holder’s adjusted tax basis in its shares (but not below zero), and any remaining portion will be taxable as capital gain. Any such capital gain will be long-term capital gain if the U.S. Holder’s holding period for the shares at the time of the exchange exceeds one year.

Passive Foreign Investment Company Rules. We believe that we will not be considered a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our current taxable year and that we have not been a PFIC for prior taxable years. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be considered a PFIC for the current taxable year. If we are treated as a PFIC for any taxable year during which a U.S. Holder held shares purchased pursuant to the Offer, certain adverse consequences could apply to such U.S. Holder. If we are a PFIC for the current taxable year (or were a PFIC for the prior taxable year), the 20% dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply to any dividend income resulting from the Offer. In addition, if we were a PFIC for any taxable year during which a U.S. Holder held shares purchased pursuant to the Offer, the U.S. Holder would be subject to special rules with respect to any gain, and any distribution if it is treated as an excess distribution, resulting from the purchase of shares pursuant to the Offer, unless the U.S. Holder makes a “mark-to-market” election as discussed below. If the amount received by a U.S. Holder pursuant to the Offer is treated as a distribution and such amount, together with any other distributions received from us during the current year, is greater than 125% of the average annual distributions the U.S. Holder received with respect to the shares during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the Shares, the distribution resulting from the Offer will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which the company became a PFIC, will be taxed as ordinary income; and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for individuals, or corporations, as appropriate, for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the current taxable year cannot be offset by any net operating losses for such years, and gains (but not losses) realized with respect to the Offer cannot be treated as capital, even if a U.S. Holder holds the shares purchased pursuant to the Offer as a capital asset.

An election to mark-to-market our shares would mitigate the adverse consequences resulting from PFIC status. An election to treat us as a qualifying electing fund, however, would not be available to a U.S. Holder because we would not provide the information a U.S. Holder would need to make the election.

Backup Withholding. U.S. Holders should see Section 3 for a discussion of the application of U.S. backup withholding.

Non-Participation in the Offer

U.S. Holders of shares who do not participate in the tender offer should not incur any United States federal income tax liability in respect of holding such shares as a result of the Offer.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE MAY NOT BE APPLICABLE DEPENDING UPON A U.S. HOLDER’S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX IMPLICATIONS OF THE OFFER UNDER

APPLICABLE FEDERAL, STATE OR LOCAL LAWS. NON-U.S. HOLDERS SHOULD ALSO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO HOLDERS WHO ARE NOT U.S. PERSONS.

15. Extension of the Tender Offer; Termination; Amendment

We expressly reserve the right, in our sole discretion, at any time prior to the Expiration Time and from time to time, and regardless of whether or not any of the events set forth in Section 7 shall have occurred or shall be deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and Paying Agent and making a public announcement of such extension. We also expressly reserve the right, in our sole discretion, if any of the conditions set forth in Section 7 has occurred or is deemed by us to have occurred, to terminate the Offer prior to the Expiration Time and reject for payment and not pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares by giving oral or written notice of such termination or postponement to the Depositary and Paying Agent and making a public announcement of such termination or postponement.

Our reservation of the right to delay payment for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 7 shall have occurred or shall be deemed by us to have occurred, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of shares or by decreasing or increasing the number of shares being sought in the Offer.

Amendments to the Offer may be made at any time and from time to time effected by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Time. Any public announcement made under the Offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release. In addition, we would file such press release as an exhibit to the Schedule TO.

If we materially change the terms of the Offer or the information concerning the Offer, we will extend the Offer to the extent required by the rules promulgated under the Exchange Act. These rules and certain related releases and interpretations of the SEC provide that the minimum period during which a tender offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information; however, in no event will the Offer remain open for fewer than five business days following such a material change in the terms of, or information concerning, the Offer.

If (i)(a) we increase or decrease the price to be paid for shares beyond the price range, (b) decrease the number of shares being sought in the Offer, or (c) increase the number of shares being sought in the Offer by more than 2% of the outstanding shares and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given to shareholders in the manner specified in this Section 15, the Offer will be extended until the expiration of such period of ten business days.

If we increase the value of shares sought in the Offer such that the additional amount of shares purchasable in the Offer does not exceed 2% of the outstanding shares, this will not be deemed a material change to the terms of the Offer and we will not be required to amend or extend the Offer. See Section 1.

16. Background of the Offer

In the second quarter of 2007, the Board adopted a regular quarterly cash dividend program and authorized a $0.10 per common share quarterly dividend. Following this authorization, the Company paid its shareholders a regular quarterly cash dividend from the second quarter of 2007 through the first quarter of 2014, and the Board steadily increased the authorized quarterly dividend from $0.10 per common share to $0.30 per common share during this period.

Subsequently, after examining the Company’s financial performance and the market valuation of its shares, on April 28, 2014, the Board, as part of its goal to accelerate cash returns to the Company’s shareholders, approved terminating such cash dividend program and instead utilize the Company’s cash to repurchase additional shares of the Company’s outstanding common shares pursuant to the Company’s $1.5 billion share repurchase program that it had previously authorized.

On February 21, 2017, at its telephonic meeting, the Board authorized a new three-year $1.5 billion share repurchase program that will expire on February 21, 2020, which replaced the Company’s prior share repurchase authorization that was set to expire on June 30, 2017. The current share repurchase program allows the Company and its wholly owned subsidiaries, including HBL Swiss, to repurchase common shares, at such times and prices as determined by the Company’s management, as market conditions warrant, and to the extent our distributable reserves are available under Cayman Islands law. During this meeting, the Company’s management and the Board evaluated various alternative strategies to execute the share repurchase program, including among other things by means of a tender offer and through open market purchases.

The Company did not repurchase any common shares in the open market during the year ended December 31, 2016. However, during the year ended December 31, 2017 and the three months ended March 31, 2018, HBL Swiss purchased approximately 5.0 million shares through open market purchases at an aggregate cost of approximately $328.9 million, or an average cost of $65.62 per share.

In October 2017, the Company completed the Prior Offer and subsequently paid cash to repurchase and cancel a total of approximately 6.7 million of its common shares at an aggregate cost of approximately $457.8 million, or $68.00 per share. In connection with the Prior Offer, the Company also provided a non-transferable contractual contingent value right for each share tendered, allowing participants in the Prior Offer to receive a contingent cash payment in the event Herbalife is acquired in a going-private transaction (as defined in the contingent value right agreement filed as an exhibit with the corresponding Schedule TO) within two years of the commencement of the Prior Offer.

Following the Prior Offer, the Company’s management and the Board have continued to evaluate the effectiveness of the share repurchase program and potential alternative methods to repurchase common shares, including among other things by means of a tender offer.

On February 27, 2018, the Board met telephonically with the Company’s management and representatives from Gibson, Dunn & Crutcher LLP, the Company’s outside counsel, Morgan, Lewis & Bockius LLP, outside legal counsel to the Board, M. Klein & Company, financial advisor to the Board, and Moelis & Company, financial advisor to the Company, to discuss, among other things, the merits of a potential self-tender offer. In this meeting, the Board authorized the Company to pursue a modified Dutch auction tender offer to purchase common shares for an aggregate cash purchase price of between $450 million and up to $650 million. Further, the Board established a committee (the “Committee”) comprised of Keith Cozza, James L. Nelson and Richard P. Bermingham and delegated to the Committee the power and authority to review, evaluate and make recommendations to the Board regarding the terms of a potential self-tender offer to repurchase common shares of the Company. On March 16, 2018, the Board, by unanimous written consent, updated the composition of the Committee to remove Mr. Cozza and Mr. Bermingham from the Committee and designate Jeff Dunn, Jesse Lynn and James L. Nelson to be all the members of the Committee.

On April 12, 2018, the Board unanimously approved this Offer pursuant to the recommendation of the Committee. In determining to proceed with the Offer, the Board evaluated the Company’s operations, financial condition, capital needs, regulatory requirements, strategy and expectations for the future and believes that the Offer is a prudent use of the Company’s financial resources. The Board determined that it was in the best interests of the Company and its shareholders to pursue the Offer and authorized management to commence the Offer.

On April 17, 2018, the Committee met telephonically and, after discussing the proposed terms of the potential tender offer, approved the final terms of the Offer.

On April 18, 2018, the Company commenced the Offer.

17. Fees and Expenses

We have retained Computershare Trust Company, N.A. to act as the Depositary and Paying Agent and Georgeson LLC to act as the Information Agent in connection with the Offer. Each of the Depositary and Paying Agent and the Information Agent will receive customary compensation, reimbursement for out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws. As part of the services included in such retention, the Information Agent may contact holders of shares by personal interview, mail, electronic mail, telephone, and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of shares.

We will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or any other person (other than the Information Agent and the Depositary and Paying Agent) for soliciting tenders of shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. No broker, dealer, commercial bank or trust company has been authorized to act as our agent or the agent of the Information Agent, or the Depositary and Paying Agent for purposes of the Offer. We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of shares, except as otherwise provided in Instruction 7 in the Letter of Transmittal.

18. Miscellaneous

The Company has filed with the SEC a Tender Offer Statement on Schedule TO, which contains additional information with respect to the Offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 10 with respect to information concerning the Company.

This Offer to Purchase and accompanying Letter of Transmittal do not constitute an offer to purchase securities in any state in which such offer is not permitted or would not be permitted pursuant to the laws of such state(s). If we become aware of any state where the making of the Offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law where practicable. If, after such good faith effort, we cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such state(s).

The number of common shares subject to the Offer and the price per share relate to the common shares as outstanding on the date of the Offer. The Expiration Time is currently scheduled two days after the stock split distribution date (May 14, 2018) when, the Company expects to effect a two-for-one stock split as described in the Company’s 2018 proxy statement. Following the stock split, the Cash Purchase Price will be adjusted ratably to account for the increased number of common shares outstanding on a post-split basis. Shareholders should complete the Letter of Transmittal (and any other documents used to tender common shares) specifying the number of common shares, and the cash purchase prices(s) per share, they are tendering in the Offer on a pre-split basis. If nothing is so specified, the Company will assume the number of shares you are tendering is on a pre-stock split basis. See Instruction 5 of the Letter of Transmittal and Section 8 of this Offer to Purchase.

You should only rely on the information contained in this Offer to Purchase or to which we have referred to you. We have not authorized any person to make any recommendation on behalf of us as to whether you should tender or refrain from tendering your shares in the Offer. We have not authorized any person to give any information or to make any representation in connection with the Offer other than those contained in this Offer to the Purchase or in the related Letter of Transmittal. If given or made, any recommendation or any such information or representation must not be relied upon as having been authorized by us, the Depositary and Paying Agent or the Information Agent.

April 18, 2018

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers Call Toll-Free: (877) 278-4774